Vertex Energy, Inc. 8-K

Exhibit 10.1

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II) THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS THAT INFORMATION AS PRIVATE OR CONFIDENTIAL.

MASTER OFFTAKE AGREEMENT

Between

VERTEX REFINING ALABAMA LLC

And

IDEMITSU APOLLO RENEWABLE CORP.

Dated: February 4, 2022

Master Offtake Agreement

This Master Offtake Agreement (this “Master Agreement”) is entered into effective as of February 4, 2022 (the “Effective Date”), by and between Vertex Refining Alabama LLC, a Delaware limited liability company (“Vertex”), and Idemitsu Apollo Renewable Corp., a Delaware corporation (“Idemitsu”). Vertex and Idemitsu are each referred to individually as a “Party” and collectively as “Parties.”

WHEREAS, Vertex intends to acquire ownership of the petroleum refinery assets located at 400 Industrial Parkway, Saraland, Alabama 36571, which assets are currently owned by Shell Chemical LP (the “Refinery”); and

WHEREAS, promptly following the closing of the acquisition of ownership of the Refinery by Vertex (the “Closing”), Vertex intends to modify and upgrade the Refinery to allow for the Refinery to produce a modified slate of refined products, including 100% renewable diesel (or RD100); and

WHEREAS, the proposed modifications to the Refinery are expected to include revamping the hydrocracker and expanding hydrogen supply to the Refinery, resulting in an output of Product estimated to be 10,000 Barrels per day following completion of Phase 1 and 14,000 Barrels per day following completion of Phase 2 (the “RD Project”); and

WHEREAS, Vertex desires to sell and Idemitsu desires to purchase all of the Product produced at the Refinery during the Term (as defined below), up to a maximum volume of 14,000 Barrels of Product per day; and

WHEREAS, the Product is expected, when delivered, to qualify as Vehicle Fuel and Regulatory Credit generation under the RFS2 and LCFS programs; and

WHEREAS, Idemitsu intends to take receipt of the Product at the Delivery Point; and

WHEREAS, Vertex intends to convey to Idemitsu all Regulatory Credits associated with the Product; and

WHEREAS, Vertex and Idemitsu desire to memorialize the terms and conditions with respect to each Party’s respective rights and obligations for the purchase and sale of the Product and Regulatory Credits in accordance with the terms hereof;

NOW, THEREFORE, in consideration of the premises and the respective promises, conditions, terms and agreements contained herein and in the attached Exhibits and Schedules, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Idemitsu and Vertex do hereby agree as follows:

Article 1
DEFINITIONS AND CONSTRUCTION

1.1           Definitions. For purposes of this Master Agreement, including the foregoing recitals and all Exhibits and Schedules attached hereto, capitalized terms used herein and not otherwise defined shall have the meaning set forth in Exhibit A.

1.2           Single Agreement. For all purposes, including bankruptcy, all Obligations (as defined below) are entered into in reliance on the fact that this Master Agreement forms a single agreement between the Parties and the Parties would not otherwise agree to any Obligations. This Master Agreement shall include the Exhibits and Schedules attached hereto, each of which shall be subject to the terms hereof.

1.3           Obligations. This Master Agreement shall include the obligations, transactions and provisions set forth herein (collectively, “Obligations”), and Vertex shall sell and Idemitsu shall purchase the Product and Regulatory Credits associated with the Product as provided in this Master Agreement.

1.4           Interpretation.

(a)         All references in this Master Agreement to Exhibits, Schedules, Articles and Sections refer to the corresponding Exhibits, Schedules, Articles and Sections of or to this Master Agreement or the applicable Exhibit or Schedule, as the case may be, unless expressly provided otherwise. All headings herein are intended solely for convenience of reference and shall not affect the meaning or interpretation of the provisions of this Master Agreement.

(b)         All Exhibits and Schedules to this Master Agreement are attached hereto and by this reference incorporated herein for all purposes.

(c)         Unless expressly provided otherwise, the words “this Master Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Master Agreement as a whole and not to any particular Section. The words “this Article” and “this Section,” and words of similar import, refer only to the Article or Section in which such words occur. The word “including” as used herein means “including without limitation” and does not limit the preceding words or terms.

(d)         The Parties acknowledge that they and their counsel have participated in the drafting of and have reviewed this Master Agreement (including all attachments hereto) and that no presumption of contract interpretation or construction shall apply to the advantage or disadvantage of the drafter of this Master Agreement.

(e)         References to the singular includes a reference to the plural and vice versa.

(f)          References to all dollars in any form shall be a reference to the lawful currency from time to time of the United States of America.

(g)         Unless the context otherwise requires, any reference to a statutory provision or law is a reference to such provision or law as amended or re-enacted or as modified by other statutory provisions or laws from time to time and includes subsequent legislation and regulations made under the relevant statute or law.

(h)         References to a Person shall include that Person’s successors and permitted assigns.

Article 2
CONDITIONS TO PERFORMANCE

2.1           Mutual Conditions Precedent. The respective Obligations of each Party contemplated under this Master Agreement shall be subject to the satisfaction or waiver of the following conditions precedent, each as reasonably determined by a Party in its sole discretion:

(a)         The Closing shall have occurred prior to April 30, 2022;

(b)         The Parties have entered into a mutually acceptable storage agreement (the “Storage Agreement”) for the storage of Product on or before the COD;

(c)         Idemitsu shall have delivered to Vertex the Guaranty Agreement on or before the COD;

(d)         As of the Effective Date and the COD, no action or proceeding shall have been instituted nor shall any action by a Governmental Authority be threatened, nor shall any order, judgment or decree have been issued or proposed to be issued by any Governmental Authority to set aside, enjoin or prevent the performance by either Party of its respective Obligations;

(e)         As of the Effective Date and the COD, no RD Project assets, related facilities or Product shall have been affected adversely or threatened to be affected adversely by any loss or damage such that Vertex is or would be unable to deliver Product in accordance with the terms of this Master Agreement, except for any loss or damage that is sufficiently covered by insurance to allow for restoration of the RD Project and will allow Vertex, once restoration of the RD Project is complete, to deliver Product in accordance with the terms of this Master Agreement;

(f)          As of the Effective Date and the COD, the mutual representations and warranties of each Party set forth in Section 11.1 of this Master Agreement shall be true and correct; and

(g)         The COD shall have occurred within eighteen (18) months of the Closing.

2.2           Effect of Termination for Failure of Conditions Precedent. If a Party terminates this Master Agreement as a result of any of the conditions set forth in Section 2.1 not being satisfied, neither Party shall have any further obligation under this Master Agreement to the other Party, except that (a) Vertex shall be responsible for payment to Idemitsu of a Termination Payment (as hereafter defined), in the event the Master Agreement is terminated due to the failure to satisfy or waive the condition precedent set forth in Section 2.1(g), and (b) each Party shall remain liable to the other Party for any and all damages incurred as a result of a breach by a Party of its representations, warranties or any other obligations hereunder occurring prior to such termination subject to the limitation on damages provided in Article 12. For purposes hereof, “Termination Payment” shall mean the actual and documented storage costs incurred by Idemitsu to acquire or lease 300,000 barrels of storage tanks for twelve (12) months ; provided that Idemitsu shall use reasonable commercial efforts to sublease any such contracted storage and otherwise mitigate any costs incurred. The Termination Payment shall be payable in monthly installments in an amount equal to the monthly storage costs incurred by Idemitsu.

Article 3
TERM AND TERMINATION OF MASTER AGREEMENT

3.1           Termination. The performing Party may terminate this Master Agreement (a) by delivery of a written notice to the other Party within thirty (30) days of any of the conditions set forth in Section 2.1 not being waived or satisfied by the date indicated for such condition or a determination that a condition is not capable of being satisfied by the date indicated for such condition, or (b) if there is an Event of Default, pursuant to Section 14.2.

3.2           Term of Master Agreement.

(a)          Initial Term. This Master Agreement shall become effective on the Effective Date. The initial term (the “Initial Term”) of the Agreement shall commence on the COD and shall continue for a period of five (5) years thereafter, subject to the early termination provisions set forth below.

(b)          First Early Termination Provision. Notwithstanding the provisions of Section 3.2(a) above, not less than [***] prior to the commencement of the fourth (4th) contract year, either Party may deliver written notice to the other Party requesting a review of the terms of the Master Agreement and revisions thereto. If no such notice is given, the current terms and provisions shall remain in effect for the fourth (4th) contract year. If a notice is given pursuant hereto and the Parties fail to mutually agree in writing to any such requested revisions, the Master Agreement shall expire three (3) years after COD.

(c)          Second Early Termination Provision. If the Master Agreement does not expire at the third anniversary of the COD pursuant to Section 3.2(b) above, not less than [***] prior to the commencement of the fifth (5th) contract year, either Party may deliver written notice to the other Party requesting a review of the terms of the Master Agreement and revisions thereto. If no such notice is given, the then current terms and provisions shall remain in effect for the fifth (5th) contract year. If a notice is given pursuant hereto and the Parties fail to mutually agree in writing to any such requested revisions, the Master Agreement shall expire four (4) years after COD.

(d)          Renewal Term. If the Master Agreement does not expire early pursuant to Section 3.2(b) or Section 3.2(c) above, the Parties may extend the term of this Master Agreement beyond the Initial Term by mutual agreement for an agreed upon term (“Renewal Term”). Either Party may initiate discussions on a Renewal Term by providing a written notice at least [***] before expiration of the Initial Term or the then-applicable Renewable Term. The Initial Term and all Renewal Terms, if any, shall constitute the “Term” of this Master Agreement.

Article 4
PURCHASE AND SALE OF PRODUCT

4.1           Supply and Purchase of Product. During the Term, Product produced by the Refinery shall be sold by Vertex to Idemitsu in accordance with the following provisions.

(a)         Title and Risk of Loss to Product. Title and risk of loss of the Product sold shall pass from Vertex to Idemitsu upon delivery at the Delivery Point. For purposes hereof, the term “Delivery Point” means (i) with respect to Product delivered into a marine vessel, FOB (Incoterms 2020), the loading flange of Idemitsu’s designated carrier or, (ii) with respect to in-tank transfers, FCA (Incoterms 2020) at the date and time so designated by the Parties.

(b)         Representations on Delivery of Product. Vertex represents and warrants that at the time of delivery of the Product to the Delivery Point: (i) the Product is sold free and clear of all Liens, except for any Liens arising by, through or under Idemitsu, and (ii) the Product conforms to the Specifications. Except for any express warranties made in this Master Agreement, including the warranties in the preceding sentence, VERTEX MAKES NO OTHER REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, AS TO MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE, OR ANY OTHER MATTER WITH RESPECT TO THE PRODUCT, WHETHER USED ALONE OR IN COMBINATION WITH ANY OTHER MATERIAL.

(c)         Volume. On a monthly basis during the Term, Vertex shall sell and Idemitsu shall purchase the Refinery’s production of Product and associated Regulatory Credits in accordance with the following provisions:

(i)	First Delivery. The volume for the first sale of Product and Regulatory Credits under this Master Agreement (the “First Delivery Volume”) shall be subject to the mutual agreement of the Parties and the Parties acknowledge and agree that the first delivery may not be a full vessel load, but is expected to be not less than 900,000 gallons of Product (however, if delivery is by in tank transfer, the individual title transfers may be less than 900,000 gallons but the total First Delivery Volume may not be less than 900,000 gallons). The provisions of Section 4.1(e) shall not apply to the first delivery and Vertex shall have no liability or obligation with respect to any shortfall volumes.

(ii)	Phase 1 Deliveries. During Phase 1, Vertex shall sell and Idemitsu shall purchase during each calendar month a quantity equal to (i) not less than 7,000 barrels times the number of days in the subject month, and (ii) not more than 10,000 barrels times the number of days in the subject month, plus all associated Regulatory Credits (the “Phase 1 Committed Volume”). The Parties shall mutually agree to a monthly volume within the foregoing range.

(iii)	Phase 2 Deliveries. During Phase 2, Vertex shall sell and Idemitsu shall purchase each calendar month a volume of Product equal to (i) not less than 9,500 barrels times the number of days in the subject month, and (ii) not more than 14,000 barrels times the number of days in the subject month, plus all associated Regulatory Credits. (the “Phase 2 Committed Volume”). The Parties shall mutually agree to a monthly volume within the foregoing range.

Idemitsu shall be the exclusive offtake party for the First Delivery Volume, Phase 1 Committed Volume and the Phase 2 Committed Volume (collectively, the “Committed Volume”); however, if Idemitsu fails to purchase or accept any portion of the Committed Volume in accordance with the terms of this Master Agreement, Vertex shall have the right to sell such Product and Regulatory Credits to any third-party without any liability to Vertex for breaching exclusivity for such third-party sale in accordance with the terms of this Master Agreement.

(d)         Excess Volumes. Vertex may also, in its sole discretion, offer to Idemitsu Product and associated Regulatory Credits produced by the Refinery in excess of the Committed Volume (“Excess Volumes”), which Excess Volumes may be purchased by Idemitsu, in its sole discretion, at the Purchase Price.

(e)        Purchase Shortfall. Except to the extent that Idemitsu is excused from taking delivery of Product and Regulatory Credits by the terms of this Master Agreement, Idemitsu has an obligation each calendar month to take and pay for the Committed Volume (the “Take or Pay Obligation”). Vertex will invoice Idemitsu for the Committed Volume, whether or not taken by Idemitsu (except to the extent otherwise excused under this Master Agreement) and Idemitsu shall pay such invoice within three (3) days of receipt of invoice. In addition, if Idemitsu fails to accept any Excess Volumes set forth in a Confirmed Order, Vertex shall invoice Idemitsu an amount equal to Vertex’s actual and documented incremental costs incurred as a result of Idemitsu’s failure to purchase and received such Excess Volumes. Notwithstanding the foregoing, Vertex shall use Reasonable Efforts (and shall be excused from its exclusivity obligation to the extent required) to resell Product and Regulatory Credits subject to a Confirmed Order and not purchased and accepted by Idemitsu.

(f)         Supply Shortfall. To the extent that Vertex fails to sell and deliver the Committed Volume and/or any Excess Volumes that are specified in a Confirmed Order in any month and such failure is not otherwise excused by the terms of this Master Agreement, then any such volumes shall be “Supply Shortfall Volumes.” In such event, Idemitsu shall invoice Vertex an amount for each gallon of Supply Shortfall Volumes equal to Idemitsu’s actual and documented incremental storage costs that it incurred to store the Supply Shortfall Volume in Los Angeles or Long Beach California, that Vertex failed to sell or deliver, up to a maximum of twelve (12) months of storage. Vertex will pay such invoice within three (3) days of receipt of invoice and supporting documentation.

4.2           Regulatory Credits. As stated in Section 4.1, Vertex shall transfer all Regulatory Credits associated with the Product purchased hereunder to Idemitsu pursuant to the terms of this Master Agreement.

4.3           Purchase Price. The purchase price for the Product and Regulatory Credits sold hereunder shall be determined in accordance with the pricing provisions set forth in Article 13 and Schedule 2. Idemitsu shall only have an obligation to pay the RIN Credit Value as set forth in Schedule 2 for RINs verified pursuant to a QAP and shall not have an obligation to pay the RIN Credit Value on any RINs not verified pursuant to a QAP.

4.4           Alternative Markets. Idemitsu reserves the right, in its sole discretion, to take Product to an Alternative Market; provided that if it sells and delivers Product to an Alternative Market Idemitsu shall be responsible for compensating Vertex at least to the same extent as if such Product had been sold and delivered to the California Vehicle Fuel market, in accordance with the terms set forth herein and with respect to the market conditions existing at the time the Product was sold and delivered into the Alternative Market. In the event any future value or Regulatory Credits are created on Product sold and delivered by Idemitsu into an Alternative Market that provide additional incremental value above that contemplated herein with respect to the Product sold and delivered into an Alternative Market by Idemitsu, the Parties will discuss an appropriate allocation for the incremental value from any such previously undefined value or Regulatory Credits on an equal basis. Idemitsu shall have no obligations under this Section 4.4 if an entity that purchases Product from Idemitsu or a subsequent purchaser of Product sells and delivers Product into an Alternative Market; provided that Idemitsu had no knowledge of such intent to deliver to an Alternative Market.

4.5           Other Renewable Products. In the event the Refinery produces and Vertex offers for sale during the Term renewable products other than Product (“Other Renewable Products”), including but not limited to renewable naphtha and renewable jet fuel or sustainable aviation fuel, prior to offering the Other Renewable Products to any third party, Vertex shall first provide written notice and offer of sale to Idemitsu of the material terms of sale, stating the specifications for such product, the quantity, the delivery term, and the price ninety (90) days prior to the projected delivery date. Idemitsu shall have the exclusive right for a period of fourteen (14) days following receipt of each such notice either to accept or reject the terms for such batch of Other Renewable Products, provided that any failure of Idemitsu to provide notice of acceptance or rejection in a timely manner shall constitute a rejection of the subject opportunity. During the fourteen (14) day notice and offer period, Vertex shall not offer the batch of Other Renewable Products to any party other than Idemitsu. If Idemitsu refuses an offer, Vertex may sell such batch of Other Renewable Products on terms no more favorable to purchaser than the terms offered to Idemitsu.

4.6           Idemitsu’s Responsibilities. In addition to, and without limiting Idemitsu’s other obligations hereunder, Idemitsu shall:

(a)       ensure the receipt of Product in accordance with the applicable Delivery Schedule;

(b)       be responsible for the management of all carriers and transports engaged by Idemitsu to receive and ship Products in accordance with the Delivery Schedule;

(c)       provide Vertex with information necessary to assist Vertex in preparing the Delivery Schedule;

(d)       use Reasonable Efforts to cooperate with Vertex in Vertex’s efforts to secure and maintain registration of the RD Project with CARB to create a low Carbon Intensity pathway for generation of LCFS Credits from the Products delivered hereunder and to comply with related reporting and recordkeeping requirements, including providing Vertex with documentation, support and any other information required by CARB to support LCFS Credit generation;

(e)       use Reasonable Efforts to cooperate with Vertex in Vertex’s efforts to secure and maintain registration of the RD Project in order to generate RINs from the RD Product delivered hereunder and to comply with related reporting and recordkeeping requirements, as the same may be required to be updated from time to time; documentation such as contracts or affidavits regarding the transfer of title, volume, and the sale of Product for use as Vehicle Fuel, and any other information required under RFS2;

(f)        sell or use the Product delivered hereunder as Vehicle Fuel, unless Idemitsu complies with RFS2 and LCFS requirements regarding RIN and LCFS Credit retirement for using Product for a use other than Vehicle Fuel; and

(g)       perform all recordkeeping and reporting relevant to the sale of the Product purchased hereunder as it applies to LCFS Credits and RINs in accordance with the requirements of the LCFS regulations and the EPA Renewable Fuel Standard, respectively.

4.7           Vertex’s Responsibilities. In addition to, and without limiting Vertex’s other obligations hereunder, Vertex shall:

(a)       inform Idemitsu of all Scheduled Maintenance at least (i) two (2) months prior to the beginning of each fiscal year of Vertex and (ii) twenty-one (21) days before the start of such Scheduled Maintenance, and of all unscheduled plant shutdowns at least forty-eight (48) hours after an unscheduled Plant shutdown;

(b)       provide a designated individual for daily operational and logistic issues, and provide a designated individual for pricing and other contractual issues, associated with deliveries;

(c)       handle and supervise the delivery, loading and dispatch of Product at the Delivery Point, and prepare delivery documentation required hereunder;

(d)       (i) register with the U.S. Environmental Protection Agency as a renewable fuel producer under RFS2, and (ii) use Reasonable Efforts to maintain such registration and generate the maximum allowable number of D4 RINs under RFS2 on all Product delivered to Idemitsu; and (iii) maintain all documentation such as contracts or affidavits regarding the production and transfer of title of Product and any other information required under the EPA Renewable Fuel Standard; and

(e)       file for and use Reasonable Efforts to obtain a registered LCFS pathway with CARB for the RD Project, as necessary under the LCFS, in order for Idemitsu to generate LCFS Credits in respect of Idemitsu’s importation into California and/or other U.S. state, as agreed to by the Parties, and use of Product delivered hereunder as Vehicle Fuel in California.

4.8          Blender’s Tax Credit. The following provisions shall govern any claims to the FBTC on the Product:

(a)        Idemitsu shall have the exclusive right to make any and all claims to the FBTC with respect to the Product supplied to Idemitsu under this Master Agreement. Vertex shall make no claim to the FBTC or other Tax credits with respect to the Product or Other Renewable Products supplied to Idemitsu under this Master Agreement and shall not take any action to claim any such FBTC or other Tax credits or to transfer any rights to such credits to any entity other than Idemitsu.

(b)        In the event that the FBTC Value is zero (for purposes of the calculation of the Purchase Price in Schedule 2) at the time that Product is delivered to and accepted by Idemitsu, and the FBTC Value later increases (i.e., through a retroactive reinstatement of the FBTC) then the Purchase Price shall be recomputed to include the updated FBTC Value, and the difference between the Purchase Price as initially determined and the Purchase Price as recomputed, shall be paid by Idemitsu to Vertex within 10 days after receipt of a written invoice from Vertex to Idemitsu for the amount of such difference.

(c)       In the event that the FBTC Value is greater than zero (for purposes of the calculation of the Purchase Price in Schedule 2) at the time that Product is delivered to and accepted by Idemitsu, and the FBTC Value later decreases (i.e., through an adjustment or other disallowance by the Internal Revenue) then the Purchase Price shall be recomputed to include the updated FBTC Value, and the difference between the Purchase Price as initially determined and the Purchase Price as recomputed, shall be paid by Vertex to Idemitsu within 10 days after receipt of a written invoice from Idemitsu to Vertex for the amount of such difference. For purposes of this Section 4.8(c), the FBTC Value shall be treated as adjusted or disallowed, inter alia, to the extent that the FBTC is treated by the Internal Revenue Service, or reasonably determined by Idemitsu, to be includible in income or requiring a reduction of an otherwise allowable deduction.

(d)       Idemitsu shall have the right, but not the obligation, to purchase from Vertex quantities of Ultra Low Sulfur Diesel (“ULSD”), up to an amount required by Idemitsu to blend with the Product to a ratio of at 0.1% ULSD or greater; provided that Vertex has such volumes available for sale. The purchase price for any ULSD purchased by Idemitsu from Vertex shall be the monthly average of the daily prompt CME ULSD futures (heating oil) settlement for each day during the month in which delivery occurred.

(e)       The Parties acknowledge and agree that any amounts owing with respect to the FBTC from one Party to another shall be included in the invoices in accordance Article 13 unless the FBTC Value is zero at the time that the Product is delivered to and accepted by Idemitsu, in which case Vertex shall not invoice any amount of the FBTC Value until such time that the FBTC Value increases and such increase shall be invoiced by Vertex and paid by Idemitsu within three (3) days of receipt.

4.9           Tank Space Sub-Lease. Vertex and Idemitsu shall enter into the Storage Agreement and Vertex shall provide storage space and services to Idemitsu in accordance with the terms thereof.

Article 5
RENEWABLE IDENTIFICATION NUMBERS (RINS)

5.1           RINs. On each gallon of Product Vertex produces, Vertex shall use Reasonable Efforts to register to generate the maximum permissible volume of RINs using the equivalence values for the Product, and corresponding to a “D” code of 4 under RFS2. As of the Effective Date, the Parties anticipate that each gallon of Product sold and purchased hereunder shall enable Vertex to generate one and seven-tenths (1.7) Renewable Identification Numbers (“RINs”) in which the “RR” component of each RIN as defined at 40 CFR Section 80.1425(f), has a value of 17, in accordance with calculations contemplated under 40 CFR Section 80.1425(f) and 40 CFR Section 80.1415(b)(4), and the “D” code of each RIN as defined in 40 CFR Section 80.1425(g)(2) has a value of 4. Each Party will use reasonable commercial efforts to comply with the RIN Generation and Transfer Protocol set forth in Schedule 4, which may be updated from time to time by mutual written agreement of the Parties. Pursuant to Section 5.4, Vertex shall transfer to Idemitsu all RINs it generates; however, Idemitsu shall transfer back to Vertex and Vertex shall accept any RINs not verified pursuant to a QAP.

5.2           Representations and Warranties of Vertex Regarding RINs. With respect to the RINs transferred under this Master Agreement, Vertex represents and warrants that upon delivery of RINs, each RIN sold pursuant to this Master Agreement:

(i)	was properly generated pursuant to RFS2;

(ii)	was generated for Product meeting the specifications of Schedule 1 of this Master Agreement;

(iii)	is valid under RFS2; and

(iv)	has not been transferred to another party or retired.

Vertex also represents and warrants that at the time of delivery of RINs under this Master Agreement, it has the right to transfer such RINs pursuant to the applicable RFS2 Regulations and that it has good title to the RINs and such RINs are free and clear of any claims, liens or encumbrances except to the extent arising by, through and under Idemitsu.

5.3           Representations and Warranties of Both Parties Regarding RINs. Each Party represents and warrants to the other Party that: (i) it is a registered user of the EPA Moderated Transaction System (“EMTS”) and has completed any registration required by the RFS2 to perform each Party’s respective obligations under this Master Agreement; (ii) this Master Agreement and such Party’s performance under this Master Agreement are in compliance with all its obligations under the RFS2 as the same may apply to this Master Agreement and such Party’s performance thereunder; (iii) it has entered into this Master Agreement as principal (and not as advisor, agent, broker or in any other capacity, fiduciary or otherwise), has a full understanding of the material terms and risks of this Master Agreement, has made its own independent decision to enter into this Master Agreement and as to whether this Master Agreement is appropriate or suitable for it based upon its own judgment and upon advice from such advisors as it has deemed necessary, and it is capable of assuming those risks; and (iv) if a Party receives a request from EPA for documents pursuant to EPA’s authority under the RFS2 Program, and the other Party has the documents being requested, the Party that received such EPA request shall notify the other Party in writing and such other Party agrees to cooperate in responding to the EPA’s request.

5.4           RIN Title and Risk Transfer. Vertex shall transfer title to Idemitsu and Idemitsu shall acquire from Seller all RINs generated pursuant to the RFS2 on each gallon of Product sold hereunder, with a RIN equivalence value assigned to the Product in accordance with Vertex’s registration with EPA, contemporaneously with transfer of title to Product under Section 4.1(a) of this Master Agreement. With respect to the transfer of the RINs under this Master Agreement, Vertex will issue a corresponding Product Transfer Document containing all of the information and statements required by RFS2 for Product Transfer Documents. Vertex and Idemitsu will subsequently effect the transfer of custody to the RINs using the EMTS within the timeframe and in the manner required by RFS2. Vertex shall use Reasonable Efforts to verify all RINs it generates pursuant to a QAP. In the event that Vertex transfers to Idemitsu RINs that are not verified pursuant to a QAP, Idemitsu will separate such RINs as authorized under RFS2 and will subsequently transfer title and custody to such RINs back to Vertex using the EMTS within five (5) Business Days of receipt of same, and Vertex shall accept and receive title and custody to such RINs upon acceptance of the transfer in the EMTS. Provided that Idemitsu has not caused any unverified RINs to become invalid, Idemitsu shall have no responsibility for any unverified RINs following transfer of the RINs back to Vertex.

5.5       Remedies for Invalid RINs. Except for unverified RINs returned to Vertex as described above, if RINs transferred to Idemitsu are or become invalid for purposes of RFS2 and Idemitsu was not the cause of the invalidity (each such affected RIN a “Deficient RIN”), then, Vertex shall, at Vertex’s sole cost and expense, initiate a transfer of Qualified Replacement RINs to Idemitsu in a volume equal to the deficient quantity within fifteen (15) Business Days after Vertex receives written notice (whether from Idemitsu or from EPA) that the RINs are invalid for purposes of the RFS2 Program. In the event that Vertex fails or refuses to transfer sufficient Qualified Replacement RINs, Vertex shall, within fifteen (15) days of Idemitsu’s written request, reimburse Idemitsu’s actual and documented costs incurred in connection with Idemitsu obtaining Qualified Replacement RINs where the cost of such Qualified Replacement RINs purchased by Idemitsu was no less favorable than that available to Idemitsu through good faith negotiations in an arms-length transaction.

If Vertex sells the Idemitsu invalid RINs and such sale results in a Governmental Authority imposing fines and penalties upon Idemitsu, then notwithstanding anything to the contrary contained herein, Vertex will reimburse Idemitsu for any and all such fines and penalties from the EPA or any other Governmental Authority to the extent the fines and penalties are actually assessed against Idemitsu (as supported by reasonable documentation) as a direct result of the Deficient RINs, except to the extent caused by the acts or omissions of Idemitsu.

In the event the provisions of this Section 5.5 are invoked, Vertex and Idemitsu agree to work together in good faith to pursue an efficient, commercial and practical resolution consistent with the foregoing options (or any combination thereof) in order to cure any default with respect to any Deficient RINs; provided, however, the replacement RINs must be Qualified Replacement RINs unless otherwise mutually agreed.

In the event any Qualified Replacement RINs transferred to Idemitsu are or become invalid for purposes of RFS2, such Qualified Replacement RINs will be treated as Deficient RINs for purposes of this Section 5.5.

5.6          Product Compliance. Vertex and Idemitsu each shall comply with all applicable provisions of RFS2, including, but not limited to, those provisions related to generation, separation, transfer, retirement and reporting of RINs.

5.7          Obligation. Notwithstanding anything in this Master Agreement to the contrary, if any Applicable Law, including without limitation RFS2, or EPA policy or procedure implementing the RFS2 is enacted, implemented, modified, amended, or revoked so that the implementation of the Agreement becomes impossible, impractical, or inconsistent with the requirements, protocols or procedures under the RFS2, the Parties shall work in good faith to amend the Agreement to conform to the changed requirements or circumstances in order to maintain the original intent of the Parties under the Agreement. If any Applicable Law, is enacted, implemented, modified, amended, or revoked such that RFS2 is no longer in effect, each Party shall have the right to terminate the Agreement with no further obligation upon thirty (30) days’ notice to the other Party; however if such repeal should happen it does not cancel the Parties rights and obligations related to invalid RINs under this Master Agreement for a period of five (5) years from the date of receipt of notice of such invalidity.

Article 6
LCFS PATHWAY AND CARBON INTENSITY VALUES

6.1           CARB LCFS Pathways and Approved Carbon Intensity Values. As of the Effective Date, the Parties anticipate that each gallon of Product sold and purchased hereunder shall have an assigned carbon intensity value from one or more approved fuel pathways in the CARB LCFS, which will ultimately permit generation of LCFS Credits. Notwithstanding the foregoing, the Parties acknowledge and agree that pathway approval, including any temporary pathway approval, may be delayed pending confirmation and validation of the required operational data, and Vertex shall incur no liability to Idemitsu with respect to any delays that are beyond the reasonable control of Vertex. For each transfer of Product, Vertex shall provide all documentation, data and information reasonably requested by Idemitsu to support the generation of the LCFS Credits, including information on the feedstocks, production processes and emissions associated with the production of the Product. The Parties shall develop a mutually acceptable LCFS Generation and Transfer Protocol, which may be updated from time to time by mutual written agreement of the Parties. Vertex shall provide Idemitsu with the applicable carbon intensity value for each shipment delivered (whether temporary CI or permanent CI).

6.2           LCFS Compliance Obligation. Vertex agrees and acknowledges that Idemitsu or its counterparties have the exclusive right to serve as the importer and first fuel reporting entity for the Product and that Idemitsu owns the LCFS compliance obligations as the regulated party pursuant to 17 CCR §§ 95480 et. seq., for the total volume of Product transferred to Idemitsu. Idemitsu agrees to comply with all LCFS compliance obligations as a regulated party, including, as applicable, generating credits, the responsibility for accounting for the base deficit in the annual credits and deficits balance calculation under 17 CCR §95485(b)(2) and any other requirements of the LCFS. Vertex shall provide Idemitsu with a product transfer document (“PTD”) that prominently states the volume, and applicable fuel pathway code(s) and average carbon intensity(ies) (except as provided below) of the Product sold to Idemitsu pursuant to this Master Agreement.

6.3           Representations and Warranties of Vertex Regarding LCFS. With respect to the Product transferred under this Master Agreement, Vertex represents and warrants that: (i) it is in compliance with the applicable requirements of the LCFS; (ii) all PTDs, documentation, data, statements and information provided by Vertex to Idemitsu stating, regarding, containing information on, or in support of the carbon intensity of the Product are true and accurate; and (iii) Vertex has not and will not generate LCFS Credits on the Product.

6.4           Product Compliance. Vertex and Idemitsu each shall comply with all applicable provisions of LCFS, including, but not limited to, those provisions related to generation, transfer, and reporting of LCFS Credits and Product volumes and transfers.

6.5           Remedies for Invalid LCFS Credit. In the event that Idemitsu generates an invalid LCFS Credit and such invalidation is caused by Vertex, Vertex shall, at Vertex’s sole expense, transfer to Idemitsu qualified replacement LCFS Credits in an amount equal to the amount of the invalid LCFS Credits within thirty (30) days of the later of: (i) the discovery of the invalid LCFS Credits; or (ii) Idemitsu’s demand for replacement. Notwithstanding the foregoing, Vertex shall not incur any liability to Idemitsu in the event that CARB demands the retirement of replacement LCFS Credits by Vertex and does not require Idemitsu or any entities that have received the Product downstream of Idemitsu to take any action with respect to the invalid LCFS Credits. In the event that Vertex fails, refuses, or is otherwise unable to transfer sufficient qualified replacement LCFS Credits, Vertex shall, within ten (10) Business Days of Idemitsu’s written request, reimburse Idemitsu’s actual and documented costs incurred in connection with Idemitsu obtaining qualified replacement LCFS Credits where the cost of such qualified replacement LCFS Credits purchased by Idemitsu was no less favorable than that available to Idemitsu through good faith negotiations in an arms-length transaction. Vertex also agrees to reimburse Idemitsu for all fines, penalties, settlement costs, and reasonable legal fees actually incurred by Idemitsu, as supported by reasonable documentation from CARB or any other Governmental Authority to the extent caused by such invalid LCFS Credits, except to the extent caused by the acts or omissions of Idemitsu.

6.6           Obligation. Notwithstanding anything in this Master Agreement to the contrary, Vertex’s obligation pursuant to this Article 6 shall not apply in the event the CARB LCFS regulation is repealed or materially changed after the Effective Date. If the CARB LCFS regulation is repealed or materially changed, such event will be treated as a change in law and handled in accordance with Article 25.

Article 7
DELIVERY AND SCHEDULING

7.1           Delivery. Unless otherwise mutually agreed by the Parties in writing, following delivery of the First Delivery Volume, Vertex shall deliver to Idemitsu the Committed Volume in accordance with the nominated schedule and the Delivery Schedule.

7.2           Quantity Measurement. The volume of Product being sold and delivered to Idemitsu shall be measured using outbound weight certificates. The certificates shall be obtained from either scales, certified metering devices, or surveyor-gauged shore weights which are certified as of the time of weighing and which comply with all Applicable Laws. The outbound weight certificates shall be determinative, in the absence of manifest error, of the quantity of Product delivered by Vertex at the Delivery Location.

7.3           Quality Determination. The Product being sold and delivered to Idemitsu shall comply in all respects with the Specifications. Idemitsu shall review the quality of the Product as more fully described in Section 7.9.

7.4           Third Party Inspector. A third party inspector shall determine the quantity and quality of Product delivered by Vertex, with the costs associated with sampling and testing the quality and quantity by the third party inspector of the Product delivered to be shared equally by the Parties.

7.5           Scheduling.

(a)         Within three (3) months of COD, Vertex shall use Reasonable Efforts to produce the First Delivery Volume and provide Idemitsu with written notice of production and availability for delivery to Idemitsu.

(b)                 No later than two (2) months prior to the delivery of a Phase 1 Committed Volume or Phase 2 Committed Volume, Vertex shall provide Idemitsu with a rolling forecast (which may be by e-mail) of the expected volumes of Product and Regulatory Credits that Vertex will offer to Idemitsu for the first month and the expected volumes of Products and Regulatory Credits that Vertex will offer to Idemitsu in the subsequent two (2)() calendar months. The forecasted volumes for each month shall not be less than the minimum volume of the applicable Committed Volume and shall include any forecasted Excess Volumes. The first month of such forecast period shall be considered binding with the second month subject to increase or decrease of up to thirty percent (30%) and the third month forecast shall be non-binding. For greater certainty, Vertex agrees and acknowledges that, except as otherwise excused herein, it will deliver to Idemitsu not less than the minimum volume for the applicable Committed Volume each month; provided that Idemitsu has provided a Nominated Volume (as defined below) not less than such minimum volume for the applicable Committed Volume for such month.

(c)         By the third business day of each calendar month, Idemitsu shall provide Vertex with a written nomination (which may be by e-mail) accepting the obligation to purchase the Committed Volumes (the “Nominated Volume”). In addition, Idemitsu, at its option, may include some or all of the Excess Volumes offered in Vertex’s forecast for the subject month in its Nominated Volume. With respect to any such Excess Volumes, Idemitsu’s nomination for the first month of such forecast period shall be considered binding, with the second month subject to increase or decrease of up to thirty percent (30%) and the third month nomination for Excess Volumes shall be non-binding. For greater certainty, Idemitsu agrees and acknowledges that it must nominate the Committed Volume each month and that such nominations are firm and binding.

(d)         Within two (2) business days of receipt of Idemitsu’s nomination, Vertex shall respond in writing to Idemitsu (which may be by e-mail) which response shall (i) accept Idemitsu’s nomination of the Committed Volume, (ii) accept Idemitsu’s nomination of Excess Volumes (if any) for the first month, and (iii) advise Idemitsu of the volume of Excess Volumes it will supply for months two and three, if any. Vertex’s response for the first month shall constitute a “Confirmed Order.” Vertex shall have no obligation to deliver Excess Volumes and Idemitsu shall have no obligation, to accept any Excess Volumes, unless such Excess Volumes were included in a Confirmed Order. Unless otherwise mutually agreed by the Parties, Vertex shall aggregate daily volumes, with deliveries to occur once per month. The quantities confirmed by Vertex in the Confirmed Order shall be considered binding on Vertex and Idemitsu except to the extent otherwise excused by this Master Agreement.

(e)         Idemitsu shall purchase Products and Renewable Credits in accordance with a Confirmed Order. If so requested by Idemitsu in writing, Vertex shall store Idemitsu’s Product for up to thirty (30) days in accordance with the terms and provisions of the Storage Agreement. The Parties shall mutually cooperate to coordinate a delivery schedule (the “Delivery Schedule”) for the delivery of Confirmed Orders into Idemitsu’s marine transport. Subject to Force Majeure and Scheduled Maintenance, Vertex shall deliver, and Idemitsu shall receive, Confirmed Orders in accordance with the Delivery Schedule.

7.6          Failure to Deliver or Take Delivery. In the event that Idemitsu fails to receive any portion of a Confirmed Order or fails to comply with Article 4 or Article 7 of this Master Agreement, Vertex shall be entitled to receive damages in accordance with Section 4.1(e). In the event that Vertex fails to deliver any portion of a Confirmed Order or fails to comply with Article 4 or Article 7 of this Master Agreement, Idemitsu shall be entitled to receive damages in accordance with Section 4.1(f). Each Party shall use Reasonable Efforts to mitigate any damages resulting from a Party’s failure to deliver or receive Product hereunder.

7.7          Certificate of Analysis. In addition to use of an independent inspector to sample the quality of the Product, Vertex shall cause a laboratory to issue a certificate of analysis (“Certificate of Analysis”) to Idemitsu for each shipment of Product, confirming that the Product conforms to the Specifications and complies with federal and state requirements applicable at time of delivery.

7.8          Samples. Vertex agrees to maintain original sealed numbered samples of all Product taken prior to delivery to Idemitsu’s designated transport. Vertex will label these samples to indicate date of shipment and the identity of the transport. Vertex will retain these samples for six (6) months and shall send one such sample of each requested shipment to Idemitsu or its designated representative or agent promptly upon written request.

7.9          Non-Conforming Product.

(a)         Within ten (10) days after receipt of each shipment of Product, Idemitsu shall examine such Product for any failure to conform to the “CARB DIESEL SPECIFICATION” in Schedule 1 of this Master Agreement Specifications or shortage (“Non-Conforming Product”). All claims for any alleged Non-Conforming Product or shortage (whether based on contract, negligence, strict liability, other tort or otherwise) shall be deemed WAIVED unless made in writing and received by Vertex within sixty (60) days after Idemitsu’s receipt of the Product in respect to which such claim is made, or, if such claim is for non-delivery of such Product, within sixty (60) days after the date upon which such Product was to be delivered. Failure of Vertex to receive written notice of any claim with respect to Non-Conforming Product within the applicable time period shall be deemed an ABSOLUTE AND UNCONDITIONAL WAIVER by Idemitsu of such claim.

(b)        FOR AND IN CONNECTION WITH ANY CLAIM UNDER SECTION 7.9(a), IDEMITSU’S EXCLUSIVE REMEDY SHALL BE FOR DAMAGES (SUBJECT TO THE LIMITATIONS SET FORTH BELOW), AND VERTEX’S TOTAL LIABILITY FOR ANY AND ALL LOSSES AND DAMAGES SHALL IN NO EVENT EXCEED THE PURCHASE PRICE OF THE PRODUCT IN RESPECT TO WHICH SUCH CAUSE ARISES, OR, AT VERTEX’S OPTION, THE REPAIR OR REPLACEMENT OF SUCH PRODUCT, AND IN NO EVENT SHALL VERTEX BE LIABLE FOR INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES RESULTING FROM ANY CAUSE. EXCEPT FOR REMEDIES EXPRESSLY PROVIDED FOR IN THIS MASTER AGREEMENT, VERTEX SHALL NOT BE LIABLE FOR, AND IDEMITSU ASSUMES LIABILITY FOR AND AGREES TO RELEASE, DEFEND, INDEMNIFY AND HOLD VERTEX HARMLESS FROM AND AGAINST, ALL DAMAGES, CLAIMS, COSTS AND EXPENSES (INCLUDING REASONABLE ATTORNEY’S FEES) RESULTING FROM PERSONAL INJURY, ILLNESS, DEATH AND/OR PROPERTY DAMAGE SUFFERED BY ANY PERSON OR ENTITY IN CONNECTION WITH THE HANDLING, TRANSPORTATION, POSSESSION, PROCESSING, FURTHER MANUFACTURE, OTHER USE OR RESALE OF THE PRODUCT AFTER DELIVERY TO IDEMITSU, WHETHER THE PRODUCT IS USED ALONE OR IN COMBINATION WITH ANY OTHER MATERIAL. In no event shall Vertex be responsible for transportation charges for the return of the Product, unless such transportation charges are authorized in advance and in writing by Vertex.

Article 8
LOGISTICS AND TRANSPORTATION

8.1           Logistics Responsibilities. Idemitsu agrees to secure and maintain all necessary agreements, licenses, documents and contracts to transport Product in a Confirmed Order following delivery at the Delivery Point. Vertex shall be solely responsible for arranging all transportation and logistics for the delivery of Product to the Delivery Point, including the cost thereof. Idemitsu shall be solely responsible for the arrangement of transportation and logistics necessary to receive and transport Product in a Confirmed Order following receipt by Idemitsu at the Delivery Point; provided that Vertex shall pay Idemitsu the cost of transportation and logistics to deliver the Product to Port of Los Angeles or the Port of Long Beach, California regardless of whether the Product is actually delivered to Los Angeles or Long Beach or another location at Idemitsu’s sole discretion.

8.2           Logistics Costs. Idemitsu will exercise Reasonable Efforts to minimize logistics and transportation costs in a similar manner that it does for its own operations. Vertex shall credit Idemitsu for all reasonable and documented third party freight costs incurred by Idemitsu to take delivery of the Product at the Delivery Point and deliver Product to the Port of Los Angeles or the Port of Long Beach, California, as such freight costs are further described in Schedule 2 regardless of whether the Product is actually delivered to Los Angeles or Long Beach or another location at Idemitsu’s sole discretion. Vertex shall not be liable for demurrage applicable to unloading of the Product, however Vertex shall be liable for demurrage at loading at the Delivery Point to the extent such delay is caused by Vertex.

8.3           Refinery and Terminal Access Requirements. Idemitsu and its transporters shall comply with all Applicable Laws and all Refinery, dock and terminal access and loading requirements, a copy of which shall be made available to Idemitsu.

Article 9
COMPLIANCE WITH APPLICABLE LAWS

9.1           Compliance with Laws. Each Party shall, in the performance of its duties under this Master Agreement, comply in all material respects with all Applicable Laws. For purposes of the audit provisions set forth in Article 24, each Party shall maintain the records required to be maintained by Applicable Laws and shall make such records available to the other Party upon request.

9.2           Reports. All reports or documents rendered by either Party to the other Party shall, to the best of such rendering Party’s knowledge and belief, accurately and completely reflect the facts about the activities and transactions to which they relate. Each Party shall promptly notify the other Party if at any time such rendering Party has reason to believe that the records or documents previously furnished to such other Party are no longer accurate or complete in any material respect.

9.3           Permits and Licenses. Vertex shall be responsible for obtaining and maintaining throughout the Term all registrations, permits and licenses required to be maintained under Applicable Law in connection with the construction, ownership and operation of the Refinery and RD Project and the production of Product and generation of RINs.

9.4           Environmental Matters. Vertex shall be responsible for complying with all Environmental Laws with respect to the ownership and operation of the Refinery and the RD Project and production of Product. VERTEX SHALL INDEMNIFY AND HOLD HARMLESS IDEMITSU FOR ANY LIABILITIES ARISING OUT OF THE OWNERSHIP AND OPERATION OF THE REFINERY AND RD PROJECT AND PRODUCTION OF PRODUCT, EXCEPT TO THE EXTENT SUCH LIABILITIES ARE CAUSED BY THE NEGLIGENCE OR WILLFUL MISCONDUCT OF IDEMITSU, ITS EMPLOYEES, CONTRACTORS, TRANSPORTERS OR OTHER PARTIES UNDER ITS CONTROL.

Article 10
FORCE MAJEURE

10.1         Event of Force Majeure. Performance by either Party under this Master Agreement may be suspended without liability to the other Party to the extent, and for so long as an event of Force Majeure renders a Party unable to perform, in whole or in part, any of its obligations hereunder; provided, however, that the Party unable to perform shall use all Reasonable Efforts to avoid or remove the event of Force Majeure. During the period that performance by one of the Parties of a part or whole of its obligations has been suspended by reason of an event of Force Majeure, the other Party likewise may suspend the performance of all or a part of its obligations to the extent that such suspension is commercially reasonable, except for any payment and indemnification obligations incurred prior to the event of Force Majeure.

10.2         Notice. If an event of Force Majeure renders a Party unable, in whole or in part, to carry out its obligations under this Master Agreement, that Party must give the other Party notice and full particulars of the event of Force Majeure (including its known or estimated duration) in writing promptly after the occurrence of the causes relied on, or promptly give notice by telephone and follow the notice with a written confirmation within forty-eight (48) hours. The Party providing the notice shall use Reasonable Efforts to (i) ameliorate the conditions, (ii) resume the continuation of its performance, and (iii) minimize the impact of the condition on the other Party.

10.3         Resumption of Performance. Performance of a Party’s Obligations under this Master Agreement shall resume to the extent performance may resume following the end of or the amelioration of the event of Force Majeure, in accordance with the terms of this Master Agreement.

Article 11
REPRESENTATIONS, WARRANTIES AND COVENANTS

11.1         Mutual Representations, Warranties and Covenants. Each Party represents and warrants to the other Party as of the date hereof and as of the date of each purchase and sale of Product hereunder, that:

(a)         It is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and in good standing under such laws.

(b)         It has the corporate, governmental or other legal capacity, authority and power to execute this Master Agreement, to deliver this Master Agreement and to perform its obligations under this Master Agreement and has taken all necessary action to authorize the foregoing.

(c)         The execution, delivery and performance described in the preceding paragraph (b) do not violate or conflict with any Applicable Law, any provision of its constitutional documents, any order or judgment of any court or Governmental Authority applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets.

(d)         Its obligations under this Master Agreement constitute its legal, valid and binding obligations, enforceable in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general application regardless of whether enforcement is sought in a proceeding in equity or at law and an implied covenant of good faith and fair dealing).

(e)         No Event of Default (as defined herein or in the Exhibits) with respect to it has occurred and is continuing, and no such event or circumstance would occur as a result of its entering into or performing its Obligations under this Master Agreement.

(f)          There is not pending or, to its knowledge, threatened against it any action, suit or proceeding at law or in equity or before any court, tribunal, Governmental Authority, official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Master Agreement or its ability to perform its Obligations under this Master Agreement.

(g)         It is not relying upon any representations of the other Party, other than those expressly set forth in this Master Agreement.

(h)         It has entered into this Master Agreement as principal (and not as advisor, agent, broker or in any other capacity, fiduciary or otherwise), with a full understanding of the material terms and risks of the same and is capable of assuming those risks.

(i)          It has made commercial determinations set forth in this Master Agreement based upon its own judgment and any advice from its advisors as it has deemed necessary, and not in reliance upon any view expressed by the other Party.

(j)          The other Party (i) is acting solely in the capacity of an arm’s-length contractual counterparty with respect to this Master Agreement, and (ii) is not acting as a financial advisor or fiduciary or in any similar capacity with respect to this Master Agreement.

(k)         Except with respect to any services provided by Basis Energy or Wilash, LLC, neither it nor any of its Affiliates has negotiated with any finder, broker or other intermediary in connection with the Obligations. None of its directors, officers, employees or agents or those of its Affiliates has received or will receive any commission, fee, rebate, gift or entertainment of significant value in connection with this Master Agreement.

11.2         Representations, Warranties and Covenants of Vertex. Vertex represents and warrants to Idemitsu as of the date hereof and as of the date of each purchase and sale of Product hereunder, that:

(a)         Vertex will give Idemitsu at least twenty-one (21) days’ prior notice (or, if such notice is not possible, as much prior notice as is reasonable under the circumstances) of any Scheduled Maintenance event that is expected to adversely impact the delivery of Products at the Refinery.

(b)         Vertex will use Reasonable Efforts to achieve the COD within eighteen (18) months of the Closing.

(c)         Vertex will deliver a written notice to Idemitsu at least thirty (30) days before the COD.

(d)         Vertex shall transfer custody of RINs generated on Product supplied to Idemitsu under this Master Agreement within five (5) days of transfer of Product to Idemitsu.

Article 12
LIMITATION ON DAMAGES

EXCEPT AS DAMAGES ARE EXPRESSLY PROVIDED FOR IN THIS MASTER AGREEMENT, THE PARTIES’ LIABILITY FOR DAMAGES IS LIMITED TO DIRECT, ACTUAL DAMAGES ONLY, AND NEITHER PARTY SHALL BE LIABLE FOR SPECIFIC PERFORMANCE, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, OR SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES, IN TORT, CONTRACT OR OTHERWISE, OF ANY KIND, ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS MASTER AGREEMENT, INCLUDING THE PERFORMANCE, THE SUSPENSION OF PERFORMANCE, THE FAILURE TO PERFORM OR THE TERMINATION OF THIS MASTER AGREEMENT; PROVIDED THAT, THE LIMITATIONS IN THIS PARAGRAPH SHALL NOT APPLY WHERE A CLAIM FOR DAMAGES IS MADE BY A THIRD PARTY, FOR WHICH INDEMNITY WOULD OTHERWISE BE AVAILABLE HEREUNDER. EACH PARTY ACKNOWLEDGES THE DUTY TO MITIGATE DAMAGES HEREUNDER.

Article 13
PRICE AND PAYMENT OF INVOICES

13.1         Invoicing and Payment.

(a)         Provisional Invoice. Promptly following the transfer of title to Product and associated Regulatory Credits to Idemitsu, Vertex shall transmit to Idemitsu a provisional invoice for the Confirmed Order (a “Provisional Invoice”) (facsimile or electronic copies acceptable). The Provisional Invoice Price and any other amounts due Vertex under the subject transaction (if any) shall be provided together with any supporting Shipping Documents. For purposes hereof “Shipping Documents” shall mean: (i) for delivery by ocean going vessels, properly issued and endorsed clean, original bills of lading, and copies of certificates of quality and quantity; (ii) for domestic delivery by barge, copies of certificates of quality and quantity; (iii) for other modes of delivery, meter tickets, ware house receipts or similar title documents issued by the loading terminal or truck rack; and certificates of quality and quantity.

(b)         Provisional Invoice Price. The provisional invoice price (the “Provisional Invoice Price”) shall be the product of (i) the average mean price per gallon for Product and Regulatory Credit, as calculated in accordance with Schedule 2 and utilizing indices and postings for the previous calendar month; (ii) the Estimated Volume of Product and Regulatory Credits delivered as of the date of the Provisional Invoice; and (iii) an initial Logistics Cost of [***]. For purposes here of the Estimated Volume shall be equal to the volume specified in the applicable Confirmed Order.

(c)         True-Up Invoice. Within ten (10) days of the end of each calendar month, Vertex shall prepare and deliver to Idemitsu an invoice (the “True-Up Invoice”) that corrects the Provisional Invoices issued since the date of the last True-Up Invoice to reflect the actual prices of Product and Regulatory Credits, actual volumes of Products and Regulatory Credits delivered to Idemitsu in the month (provided that, such volumes shall not be less than the greater of the Committed Volume or the volume of Product actually delivered to Idemitsu at the Delivery Point), and actual transport and logistics costs (as supported by reasonable documentation) to the subject delivery, all in accordance with Schedule 2 (the “Purchase Price”). In addition, the True-Up Invoice shall include a credit, in Idemitsu’s favor for the cost of capital with respect to each shipment for the time period from when Vertex received payment for the subject Product to the date that the cargo was loaded onto Idemitsu’s vessel, calculated at the rate of Libor plus 4% or the equivalent when Libor is replaced by a comparable index. Vertex shall have the right to issue additional True-Up Invoices until all numbers are final and accurate. If the Purchase Price specified in the True-Up invoice is greater than the corresponding Provisional Invoice Price, the difference shall be payable by Idemitsu to Vertex within three (3) days of receipt of the True-Up Invoice. If the Provisional Invoice Price is greater than the Purchase Price, Idemitsu shall instruct Vertex to either issue a credit for such amount, to be applied to the next invoice (except with respect to the final delivery hereunder, any outstanding amount shall be paid in cash, rather than a credit to Idemitsu) or pay Idemitsu via wire transfer within three (3) days of receipt of the True-Up Invoice.

(d)         Form of Payment. Each Party shall pay, or cause to be paid, by electronic funds transfer of same day funds in U.S. Dollars, all amounts that become due and payable by such Party to a bank account or accounts designated by and in accordance with instructions issued by the other Party. Each payment of undisputed amounts (the disputed portion of which is addressed under Section 13.2) owing hereunder shall be in the full amount due without reduction or offset for any reason (except as otherwise expressly provided herein), including Taxes, exchange charges or bank transfer charges.

(e)         Payment Date. Each invoice issued by a Party pursuant to this Article 13 shall be due and payable within three (3) days of receipt of an invoice. If any payment due date should fall on a Saturday, Sunday or bank holiday, then such payment shall be made on the nearest preceding banking day.

(f)          Interest. All amounts invoiced under this Master Agreement and not paid by the due date as defined herein shall accrue interest at the Default Interest Rate from the due date until the date of payment.

13.2         Disputed Payments. In the event of a disagreement concerning any statement or invoice issued pursuant hereto, the owing Party shall make payment of the total undisputed amount and shall promptly notify the receiving Party of the reasons for such disagreement. Statements may be contested by a Party only if, within a period of two (2) years after a Party’s receipt thereof, the owing Party serves on the receiving Party notice questioning their correctness. If no such notice is served, statements shall be deemed correct and accepted by all Parties. The Parties shall cooperate in resolving any dispute expeditiously. If the Parties are unable to resolve such dispute within thirty (30) days after receipt of such notice, the Parties shall submit such dispute for resolution in accordance with the dispute resolution procedures set forth in Section 19.3.

13.3         Rate or Index No Longer Available.

(a)         If (1) a publication that contains a rate or index used in this Master Agreement ceases to be published for any reason or (2) such a rate or index ceases to exist, is materially modified or no longer is used so as systematically to change its economic result, or is disaggregated, displaced or abandoned, for any reason, then the Parties shall promptly discuss, with the aim of jointly selecting a rate or index or rates or indices to be used in place of such rates and indices that maintains the intent and economic effect of those original rates or indices. If the Parties fail to agree on a replacement rate or index, the matter shall be resolved by an industry expert in accordance with Section 19.2.

(b)         If any rate used in this Master Agreement is not published for a particular date, but the publication containing such rate continues to be published and the rate itself continues to exist, the Parties shall use the published rate in effect for the date such rate was most recently published prior to the particular date, unless otherwise provided in this Master Agreement.

13.4          Other Statements. If any other amount is due from one Party to the other Party in connection with the Obligations under this Master Agreement, and if provision for the invoicing of that amount due is not made elsewhere in this Master Agreement (including any applicable Exhibits or Schedules), then, subject to the provisions of this Article 13, the Party to whom such amount is due shall furnish a statement therefor to the other Party, along with pertinent information showing the basis for the calculation thereof. Upon request, the Party who issues a statement under this Section 13.4 shall provide reasonable supporting documentation to substantiate any amount claimed to be due. Any invoice issued pursuant to this Section 13.4 shall be due and payable, in fully collected funds, in accordance with the provisions of this Article 13.

13.5         Performance Assurance. Vertex reserves the right, among other remedies under this Master Agreement, to suspend further deliveries in the event Idemitsu fails to pay for any one (1) payment when that payment becomes due. In exchange for extension of credit by Vertex, Idemitsu agrees to furnish Vertex with sufficient financial information to allow Vertex to perform adequate due diligence necessary to support credit needs. Should Idemitsu’s payment performance or financial condition following the Effective Date deteriorate and become unsatisfactory to Vertex, remedies may include, but are not limited to, reducing available monthly credit, rescinding or reducing payment terms, requiring cash payments in advance, or requiring other security satisfactory to Vertex for future deliveries and for the Product already delivered.

Article 14
DEFAULT AND REMEDIES

14.1         Events of Default. Notwithstanding any other provision of this Master Agreement, an event of default (an “Event of Default”) shall be deemed to occur with respect to a Party (provided that such Event of Default was not caused by the other Party) when:

(a)         Such Party fails to make payment or issue a credit when due under this Master Agreement, within five (5) days of a notice of nonpayment with respect thereto.

(b)         Other than a Default described in Sections 14.1(a), (c), (d) and (e), such Party fails to perform any obligation or covenant to the other Party under this Master Agreement, which failure is not cured to the satisfaction of the other Party (in its reasonable discretion) within thirty (30) Business Days from the date that such Party receives written notice that corrective action is needed, if such cure is reasonably possible within such thirty (30) Business Days. If such Default cannot be reasonably cured within thirty (30) Business Days of receipt of notice of Default, the Defaulting Party shall within such thirty (30) Business Days provide a reasonably satisfactory action plan to cure such Default and complete such cure within ninety (90) Business Days of receipt of the notice of Default.

(c)         Except as otherwise set forth in this Master Agreement (including the applicable Exhibits and Schedules), such Party breaches any material representation or material warranty made or repeated or deemed to have been made or repeated in this Master Agreement by such Party, or any warranty or representation in this Master Agreement proves to have been incorrect or misleading in any material respect when made or repeated or deemed to have been made or repeated under this Master Agreement; provided, however, that if such breach is curable, it is only an Event of Default if such breach is not cured to the reasonable satisfaction of the other Party (in its reasonable discretion) within sixty (60) Business Days from the date that such Party receives notice that corrective action is needed.

(d)         Such Party becomes Bankrupt.

(e)         A Change of Control or assignment in violation of the provisions of Article 23.

(f)          Any default by Guarantor under the Guaranty Agreement, unless such Guaranty Agreement is replaced with a reasonably acceptable form of credit assurance within three (3) Business Days after receipt of a notice of such default, unless otherwise provided herein.

14.2         Remedies for Events of Default“. Notwithstanding any other provision of this Master Agreement, upon the occurrence of an Event of Default with respect to either Party (the “Defaulting Party”), the other Party (the “Performing Party”) shall in its sole discretion, in addition to all other remedies available to it and without incurring any Liabilities to the Defaulting Party or to third parties, be entitled to do one or more of the following: (a) suspend its performance under this Master Agreement with prior notice (but after the expiration of any applicable cure period set forth in Section 14.1) to the Defaulting Party, (b) proceed against the Defaulting Party for damages (subject to the limitations set forth in Section 7.3(c), Section 7.6 and Article 12), or (c) terminate this Master Agreement.

Article 15
INDEMNIFICATION AND CLAIMS

15.1         Duty to Indemnify. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AND EXCEPT AS SPECIFIED OTHERWISE ELSEWHERE IN THIS MASTER AGREEMENT, EACH PARTY SHALL INDEMNIFY, DEFEND AND HOLD HARMLESS THE OTHER PARTY, ITS AFFILIATES, MEMBERS, DIRECTORS, AGENTS, REPRESENTATIVES, STOCKHOLDERS AND EMPLOYEES, AGAINST ANY LIABILITIES (WHETHER STRICT, ABSOLUTE OR OTHERWISE) CAUSED BY OR RESULTING FROM THE NEGLIGENCE OR WILLFUL MISCONDUCT OR VIOLATION OF APPLICABLE LAW BY SUCH PARTY OR ITS AGENTS, CONTRACTORS, EMPLOYEES OR REPRESENTATIVES.

15.2         Notice of Indemnity Claim. The Party to be indemnified (the “Indemnified Party”) shall notify the other Party (the “Indemnifying Party”) as soon as practicable after receiving notice of any claim, demand, suit or proceeding brought against it which may give rise to the Indemnifying Party’s obligations under this Master Agreement (such claim, demand, suit or proceeding, a “Third Party Claim”), and shall furnish to the Indemnifying Party the details of such Third Party Claim within its knowledge. Any delay or failure by the Indemnified Party to give notice to the Indemnifying Party shall not relieve the Indemnifying Party of its obligations except to the extent, if any, that the Indemnifying Party shall have been materially prejudiced by reason of such delay or failure.

15.3         Defense of Indemnity Claim. The Indemnifying Party shall have the right to assume the defense, at its own expense and by its own counsel, of any Third Party Claim; provided, however, that such counsel is reasonably acceptable to the Indemnified Party. Notwithstanding the Indemnifying Party’s appointment of counsel to represent an Indemnified Party, the Indemnified Party shall have the right to employ separate counsel, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the Indemnifying Party to represent the Indemnified Party would present a conflict of interest or (ii) the Indemnifying Party shall not have employed counsel to represent the Indemnified Party within a reasonable time after notice of the institution of such Third Party Claim. If requested by the Indemnifying Party, the Indemnified Party shall reasonably cooperate with the Indemnifying Party and its counsel in contesting any claim, demand or suit that the Indemnifying Party defends, including, if appropriate, making any counterclaim or cross-complaint. All costs and expenses incurred in connection with the Indemnified Party’s cooperation shall be borne by the Indemnifying Party.

15.4         Settlement of Indemnity Claim. No Third Party Claim may be settled or compromised (i) by the Indemnified Party without the consent of the Indemnifying Party or (ii) by the Indemnifying Party without the consent of the Indemnified Party. Notwithstanding the foregoing, an Indemnifying Party shall not be entitled to assume responsibility for and control of any judicial or administrative proceedings if such proceedings involves an Event of Default by the Indemnifying Party which shall have occurred and be continuing. The mere purchase and existence of insurance does not reduce or release either Party from any liability incurred or assumed under this Master Agreement.

Article 16
TAXES

16.1         Taxes Generally.

(a)         Vertex shall pay or be responsible for the payment of any and all Taxes levied by any Governmental Authority with respect to the Product arising at or prior to the delivery to Idemitsu at the Delivery Point. Idemitsu shall be responsible for all Taxes with respect to the Product arising after the delivery to Idemitsu at the Delivery Point. Idemitsu shall provide a resale certificate if applicable. Idemitsu shall have no responsibility for any Taxes levied by any Governmental Authority with respect to the RD Project, the Refinery and other facilities and assets owned or operated by Vertex.

(b)         Each Party shall indemnify and hold the other Party harmless from any and all Tax liability and reasonably incurred expenses with respect thereto (including without limitation fines, penalties and reasonable attorneys’ fees) in respect to the collection, disbursement and reporting of all such Taxes for which it is responsible pursuant to this Article 16, unless such expenses, fines, penalties or attorneys’ fees are the result of the other Party’s intentional misconduct, willful disregard or gross negligence.

(c)         Neither Party shall be liable for the other Party’s income Taxes or any franchise Tax measured by capital, capital stock, net worth, gross margin or gross profit including any withholding Taxes imposed on gross amounts, any minimum or alternative minimum Tax or any other items of Tax preference.

(d)         The Parties agree that neither this Master Agreement nor the Obligations create a partnership for U.S. federal income Tax purposes or otherwise. In the event that it is so construed, however, the Parties agree to be excluded from the provisions of Subchapter K of the U.S. Internal Revenue Code of 1986.

(e)         If Idemitsu is exempt from any of the Taxes, which are the responsibility of Idemitsu hereunder, Idemitsu shall promptly furnish to Vertex a proper and valid exemption certificate associated with such exemption. If Idemitsu furnishes such a proper and valid exemption certificate, Idemitsu shall be relieved of its obligations to pay Taxes hereunder related to such exemption and Vertex shall assist Idemitsu in obtaining a refund from any Governmental Authority of any relevant Taxes previously paid by or on behalf of Idemitsu in the absence of such certificate.

16.2         Property Taxes. Vertex shall be liable for all Taxes assessed against the RD Project premises, facilities and any other fixtures, equipment or machinery located thereon or used in connection therewith.

Article 17
INSURANCE

17.1         Insurance. Each Party shall procure and maintain in full force and effect throughout the Term of the Master Agreement insurance coverages in the types and amounts specified in Schedule 3 and with insurance companies rated not less than A-, VII by A.M. Best, or otherwise reasonably satisfactory to the other Party. Except as otherwise set forth on Schedule 3, all insurance purchased by a Party shall include the other Party as an additional named insured as to risks and perils insured.

17.2         Additional Insurance Requirements.

(a)         To the extent of the specific indemnities provide by each of the Indemnifying Parties hereunder, each policy provided pursuant to Section 17.1 shall include an endorsement that the underwriters waive all rights of subrogation against the other Party. To the extent of the specific indemnities provide by each of the Indemnifying Parties hereunder, each policy provided pursuant to Section 17.1 (except for Workers’ Compensation and Employer Liability Insurance) shall include an endorsement naming the other Party as Additional Insured. With respect to policies provided pursuant to Section 17, each Party shall cause its insurance broker or agent to furnish the other Party with insurance certificates satisfactory to the other Party, evidencing the existence of the coverages and endorsements required. All certificates of insurance shall specify that no insurance will be canceled during the Term of this Master Agreement unless the other Party is given thirty (30) days advance written notice prior to cancellation becoming effective. Such certificates shall be provided prior to the COD. Each Party shall also provide the other Party with renewal certificates within thirty (10) days following expiration of the policy.

(b)         The mere purchase and existence of insurance does not reduce or release either Party from any liability incurred or assumed under this Master Agreement.

(c)         Each Party shall comply with all notice and reporting requirements with respect to its insurance policies and timely pay all premiums.

Article 18
CONFIDENTIALITY

18.1         Confidentiality Obligation. Each Party shall maintain the confidentiality of the Confidential Information of the other Party as required by this Article 18. The term “Confidential Information” as used in this Master Agreement shall mean all information provided by or on behalf of a Party, as it relates to the Refinery, the RD Project, and the purchase and sale of Product hereunder, whether oral, written or otherwise recorded, including without limitation all reports, analysis, financial information, forecasts and budgets, information recorded electronically, on computer or by CD and the substance and content thereof, all discussions between the Parties concerning or relating to the Refinery, the RD Project, and the purchase and sale of Product, and all information provided through such discussions and the existence of those discussions, and this Master Agreement. Except as otherwise set forth in this Article 18, the Confidential Information shall be kept confidential and shall not be released to any entity other than a Party or its Affiliates without the express prior written consent of the other Party. The confidentiality obligations under this Master Agreement shall survive termination of this Master Agreement for a period of three (3) years following the termination date. Notwithstanding the foregoing, each Party agrees that to the extent necessary for its performance hereunder, Confidential Information may be shared with its Representatives (as hereafter defined); provided that, the disclosing Party shall remain responsible for any breach of the confidentiality requirements set forth herein by its Representatives. For purposes hereof, “Representative” means a Party’s Affiliates, and the Party’s and its Affiliates’ respective directors, officers, employees, contractors, agents, attorneys and/or advisors.

18.2         Information Not Considered Confidential Information. Confidential Information shall not include, and the confidentiality obligations under this Article 18 shall not apply to:

(a)         information which is in the public domain through no fault of the receiving Party or its Representatives;

(b)         information which is published or otherwise becomes part of the public domain through no fault of the receiving Party or its Representatives;

(c)         information which the receiving Party can demonstrate was in its or its Affiliate’s possession at the time of disclosure and was not acquired by receiving Party or such Affiliate directly or indirectly from a disclosing Party on a confidential basis;

(d)         information which becomes available to a receiving Party on a non-confidential basis (whether directly or indirectly) from a source which, to the best of the receiving Party’s knowledge, did not acquire the information on a confidential basis; or

(e)         information which is independently developed by a receiving Party not having access to the confidential information of the disclosing Party.

18.3         Permitted Disclosure. A Party may disclose Confidential Information to the extent necessary in the following circumstances:

(a)         A Party (the “receiving Party”) is required to disclose Confidential Information by a Governmental Authority, court order, Applicable Laws, or stock exchange rules; or in connection with the preparation of Tax returns, including communications with any Governmental Authority with respect thereto or proceedings relating to Taxes. In the case of such disclosure, to the extent practicable, the receiving Party shall provide the other Party (the “disclosing Party”) with prompt notice thereof so that the disclosing Party may seek a protective order or other appropriate remedy. In the event that a protective order or other remedy is not obtained, the receiving Party will furnish only that portion of the Confidential Information which the receiving Party is advised by an opinion of its counsel is required, and the receiving Party will exercise its Reasonable Efforts to obtain reliable assurance that confidential treatment shall be accorded the Confidential Information so furnished or disclosed.

(b)         A Party may disclose Confidential Information to a third party connected with a potential financing, acquisition, divestiture, sale, or similar type of transactions so long as such third party signs a confidentiality agreement with terms similar to the terms contained in this Master Agreement, and so long as such third party is not a direct competitor of the other Party.

Article 19
GOVERNING LAW

19.1         Choice of Law. This Master Agreement shall be governed by, construed and enforced under the laws of the State of Texas without giving effect to its conflicts of laws principles.

19.2         Industry Expert. In the event of a Dispute under this Master Agreement concerning the calculation of costs or payments under the formulas contained in Schedule 2, either Party shall be entitled to refer such matter to a mutually acceptable industry expert. In the event the Parties are unable to agree on the selection of an industry expert, each Party shall select an industry expert and the two selected experts shall appoint an industry expert to resolve the dispute. The Parties shall cooperate with such expert in connection with its efforts to resolve such Dispute and neither Party shall commence any litigation regarding such Dispute for a period of thirty (30) days following the selection of the industry expert. The Parties shall share equally the costs of any such industry expert.

19.3         Dispute Resolution. Except with respect to disputes governed by the provisions of Section 19.2, in the event a Dispute arises in connection with the performance or non-performance of or otherwise in connection with this Master Agreement, either Party has the right to notify the other Party in writing of the substance of such Dispute. If said Dispute cannot be settled within thirty (30) days after such notice, the Parties shall submit such matter to arbitration using three (3) arbitrators under the Commercial Arbitration Rules of the American Arbitration Association, or using another set of rules mutually acceptable to the Parties. Each Party shall appoint one arbitrator and the two arbitrators so appointed will select the third arbitrator. The arbitrators shall have no power to award damages inconsistent with this Master Agreement. All aspects of the arbitration shall be treated as confidential and judgment on the arbitrators’ award may be entered in any court having jurisdiction. The expenses of the arbitration shall be shared equally by the Parties, and each Party shall bear its own legal costs, unless the arbitrators determine that legal costs shall be otherwise assessed. Nothing contained in any indemnification provision hereunder shall be construed as having any bearing on the award of fees under this Section. The foregoing dispute resolution process shall in no event be deemed to excuse either Party from continuing to fulfill its respective obligations under, or prevent or impede either Party from exercising its rights or remedies set forth in, this Master Agreement.

Article 20
NOTICES

All invoices, notices, requests and other communications given pursuant to this Master Agreement shall be in writing and sent by facsimile, electronic mail or overnight courier. A notice shall be deemed to have been received when transmitted on a Business Day (if receipt is confirmed by the notifying Party’s transmission report), or on the following Business Day if received after 5:00 p.m. CST, at the respective Party’s address set forth below and to the attention of the person or department indicated. A Party may change its address, facsimile number or electronic mail address by giving written notice in accordance with this Article 20, which notice is effective upon receipt.

If to Vertex to:

Vertex Refining Alabama LLC

1331 Gemini St., Suite 250

Houston, TX 77058

E-Mail: XXXXXXXXX

If to Idemitsu :

Idemitsu Apollo Renewable Corp.

Attention: Bob Lackner

1831 16th Street

Sacramento, CA 95811

E-Mail: XXXXXXXXX

Article 21
NO WAIVER, CUMULATIVE REMEDIES

21.1         No Waiver. The failure of a Party hereunder to assert a right or enforce an obligation of the other Party shall not be deemed a waiver of such right or obligation. The waiver by any Party of a breach of any provision under this Master Agreement shall not operate or be construed as a waiver of any other breach of that provision under this Master Agreement, whether of a like kind or different nature.

21.2         Cumulative Remedies. Each and every right granted to the Parties under this Master Agreement or allowed to the Parties by law or equity shall be cumulative and may be exercised from time to time in accordance with the terms thereof and Applicable Law.

Article 22
NATURE OF THE OBLIGATIONS AND RELATIONSHIP OF PARTIES

22.1         No Partnership. Without limiting the provisions of Section 16.1(d), this Master Agreement shall not be construed as creating a partnership, association or joint venture between the Parties. It is understood that each Party shall have complete charge of its own employees and agents in the performance of its duties hereunder, and nothing herein shall be construed to make either Party, or any employee or agent of such Party, an agent or employee of the other Party.

22.2         No Authority. Neither Party shall have the right or authority to negotiate, conclude or execute any contract or legal document with any third person on behalf of the other Party, to assume, create, or incur any liability of any kind, express or implied, against or in the name of the other Party, or to otherwise act as the representative of the other Party, unless expressly authorized in writing by the other Party.

Article 23
ASSIGNMENT AND CHANGE OF CONTROL

23.1         Successors and Assigns. This Master Agreement shall inure to the benefit of and be binding upon the Parties, their respective successors and permitted assigns.

23.2         No Assignment. Neither Party shall assign this Master Agreement or its rights or interests hereunder in whole or in part, or delegate its obligations hereunder in whole or in part, without the express written consent of the other Party (which shall not be unreasonably withheld, conditioned or delayed) except in the case of assignment to an Affiliate if (i) such Affiliate assumes in writing all of the obligations of the assignor, and (ii) the assignor provides the other Party with evidence of the Affiliate’s financial responsibility at least equal to that of the assignor. The foregoing provisions to the contrary notwithstanding, (a) Vertex’s assignment to a special purpose vehicle for purposes of financing will be deemed a permissible assignment for which no consent is required, and (b) Vertex shall have the right to assign this Master Agreement without consent as collateral or in connection with any financing for the RD Project.

23.3         Exception for Certain Events. Either Party may transfer all, but not less than all, of its interest in this Master Agreement if (i) such assignment or transfer is associated with a Change of Control of a Party or the sale of substantially all of the assets of the RD Project (with respect to Vertex) or the assets or equity of Idemitsu (with respect to Idemitsu), as the case may be, and (ii) the transferee or assignee (x) assumes in writing all of the obligations of the assignor or transferor and (y) the successor entity resulting from any such Change of Control or the Person that otherwise acquires all or substantially all of the assets of the RD Project or assets or equity of Idemitsu, as the case may be, is at least as creditworthy as the assignor or transferor.

23.4         Failure to Assume Obligations. Contemporaneously with any assignment under this Article 23, the assigning Party shall deliver to the other Party written acknowledgement of the assignee acceding to the rights and obligations of the assigning Party under this Master Agreement. In the event that such evidence is not delivered to the non-assigning Party, the assigning Party shall remain liable for all obligations hereunder until such satisfactory written acknowledgement is provided to the other Party.

Article 24
CHANGE IN LAW/MATERIAL ADVERSE CHANGE

In the event any Applicable Law is changed in a manner that materially and adversely impacts performance of this Master Agreement by either Party or that prevents the sale of the Product as a Vehicle Fuel in California or that prevents the generation of RINs or LCFS Credits on the Product in the same volume and type anticipated by this Master Agreement such that it has a material adverse effect on a Party (any such change or update, a “Change in Law”), then, promptly upon written request by the affected Party, the Parties shall enter into good faith negotiations to amend this Master Agreement to maintain the original intent and economic position of each Party. If, after sixty (60) days of the initiation of such negotiations (which shall commence no later than thirty (30) days after the notification of any such Change in Law), the Parties cannot resolve to their mutual satisfaction a mutually agreeable solution to the Change in Law as it affects the Parties’ ability to comply with the terms of this Master Agreement with respect to the RFS2 or LCFS Program, either Party may terminate this Master Agreement on thirty (30) days’ written notice to the other Party.

Article 25
MISCELLANEOUS

25.1         Severability. If any Article, Section or provision of this Master Agreement shall be determined to be null and void, voidable or invalid by a court of competent jurisdiction, then for such period that the same is void or invalid, it shall be deemed to be deleted from this Master Agreement and the remaining portions of this Master Agreement shall remain in full force and effect, and the Parties shall negotiate in good faith and in a timely manner to replace such Article, Section or provision with a valid and enforceable Article, Section or provision that evidences or reflects the intent and purpose of such null, void, voidable or invalid Article, Section or provision.

25.2         Entire Agreement. The terms of this Master Agreement (including the attachments hereto) constitute the entire agreement between the Parties with respect to the matters set forth in this Master Agreement, and no representations or warranties shall be implied or provisions added in the absence of a written agreement to such effect between the Parties. This Master Agreement shall not be modified or changed except by written instrument executed by a duly authorized representative of each Party.

25.3         No Representations. No promise, representation or inducement has been made by either Party that is not embodied in this Master Agreement, and neither Party shall be bound by or liable for any alleged representation, promise or inducement not so set forth.

25.4         No Third-Party Beneficiary. Nothing expressed or implied in this Master Agreement is intended to create any rights, obligations or benefits under this Master Agreement in any Person other than the Parties and their successors and permitted assigns under this Master Agreement.

25.5         Public Announcements. Except as required by Applicable Law, without the prior written approval of the other Party, neither Party will issue, or permit any of its directors, officers, employees, Affiliates, agents, attorneys, accountants, lenders, advisors or other representatives to issue, any press release or any public statement or announcement with respect to this Master Agreement or the Obligations.

25.6         Expenses. Each Party shall be solely responsible for its own costs, including all legal fees and other costs in connection with the Obligations.

25.7         Survival. All confidentiality, payment, indemnification obligations (including the payment and indemnification obligations that arise out of termination), dispute resolution, governing law, notices and miscellaneous provisions shall survive the expiration or termination of this Master Agreement.

25.8         Counterparts. This Master Agreement may be executed by the Parties in multiple counterparts and initially delivered by facsimile transmission or otherwise, with original signature pages to follow, and all such counterparts shall together constitute one and the same instrument.

25.9         Mutual Cooperation. In the event that any scheduling or operational procedure set forth in this Master Agreement is not commercially feasible, the Parties shall mutually cooperate to develop a more appropriate process.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each Party has caused this Master Agreement to be executed by its duly authorized representative, effective as of the Effective Date.

IDEMITSU APOLLO RENEWABLE CORP.

By:	/s/ Kenji Watanabe
Kenji Watanabe

Title:	President & CEO

Date:	2/4/2022

VERTEX REFINING ALABAMA LLC

By:	/s/ Benjamin P. Cowart

Name:	Benjamin P. Cowart

Title:	CEO

Date:	2/6/2022

ATTACHMENTS

EXHIBITS

Exhibit A	Definitions
[Exhibit B	Form of Guaranty]

SCHEDULES

Schedule 1	Specifications
Schedule 2	Purchase Price
Schedule 3	Insurance
Schedule 4	RIN Generation and Transfer Protocol

EXHIBIT A TO MASTER AGREEMENT

DEFINITIONS

For purposes of this Master Agreement, including the Exhibits and Schedules attached hereto, the following terms shall have the meanings indicated below unless otherwise provided:

“Affiliate” means any Person which, directly or indirectly, controls, is controlled by or is under common control with another Person; and for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”) means the power to direct or cause the direction of the management and policies of any Person whether through the ownership of at least fifty percent (50%) of the voting shares or interests, whether held in trust, partnership, by contract or otherwise.

“Alternative Market” means any market other than Vehicle Fuel market in the states of California, Oregon, Washington or the country of Canada.

“Applicable Law” means (i) any law, statute, regulation, code, ordinance, license, decision, order, writ, injunction, decision, directive, judgment, policy, decree and any judicial or administrative interpretations thereof, (ii) any agreement, concession or arrangement with any Governmental Authority or (iii) any applicable license, permit or compliance requirement applicable to either Party, including Environmental Laws.

“Bankrupt” means a Person that (i) is dissolved, other than pursuant to a consolidation, amalgamation or merger, (ii) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due, (iii) makes a general assignment, arrangement or composition with or for the benefit of its creditors, (iv) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditor’s rights, or a petition is presented for its winding-up or liquidation, (v) has a resolution passed for its winding-up, official management or liquidation, other than pursuant to a consolidation, amalgamation or merger, (vi) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for all or substantially all of its assets, (vii) has a secured party take possession of all or substantially all of its assets, or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all of its assets, (viii) causes or is subject to any event with respect to it that, under Applicable Law, has an analogous effect to any of the events specified in clauses (i) through (vii) above, inclusive, or (ix) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in any of the foregoing acts.

“Barrel” shall mean a barrel of 42 United States gallons measured at 60 degrees Fahrenheit.

Exhibit A-1

“Business Day” means a day, other than a Saturday, Sunday or Federal Reserve Bank holiday, on which banks are open for general commercial business in New York, NY.

“CARB” means the California Air Resources Board

“Carbon Intensity or “CI” means the Carbon Intensity score issued by the California Air Resources Board, including, as specified, a Provisional CI, Temporary CI or Certified CI score.

“Change in Law” has the meaning set forth in Article 24.

“Change of Control” means any direct or indirect change in the ownership (including control) of a Person (whether through merger, sale of shares or other equity interests, or otherwise) through a single transaction or series of related transactions, from one or more transferors to one or more transferees.

“Closing” has the meaning set forth in the Recitals.

“COD” means the commercial operation date of the RD Project when the applicable unit begins production of Product conforming to the Specifications in commercial quantities.

.

“Committed Volume” has the meaning set forth in Section 4.1(c).

“Confidential Information” has the meaning set forth in Section 18.1.

“Confirmed Order” has the meaning set forth in Section 7.5(d).

“Default” or “Event of Default” means an occurrence of the events or circumstances described in Section 14.1.

“Defaulting Party” has the meaning set forth in Section 14.2.

“Default Interest Rate” means an annual rate equal to the lesser of (i) the Prime Rate plus four percent (4%) per year from the due date until the date of payment, and (ii) the highest rate permissible under Applicable Law.

“Delivery Point” has the meaning set forth in Section 4.1.

“Delivery Schedule” has the meaning set forth in Section 7.3(c).

“Dispute” means any claim, controversy, dispute or difference between the Parties which arises under or in connection with any one or more Obligation, or which arises out of or in connection with the interpretation, existence, validity, enforceability, termination or formation of this Master Agreement or any attachment hereto.

Exhibit A-2

“Effective Date” means the date first written above, upon which this Master Agreement becomes binding upon and enforceable against the Parties.

“EMTS” has the meaning set forth in Section 5.3.

“Environmental Law” means any existing or past Applicable Law, policy, judicial or administrative interpretation thereof or any legally binding requirement that governs or purports to govern the protection of persons, natural resources or the environment (including the protection of ambient air, surface water, groundwater, land surface or subsurface strata, endangered species or wetlands), occupational health and safety and the manufacture, processing, distribution, use, generation, handling, treatment, storage, disposal, transportation, release or management of solid waste, industrial waste, hazardous waste or hazardous substances or materials.

“EPC Agreement” means the Engineering, Procurement and Construction Agreement for the RD Project to be entered into between Vertex and its EPC contractor for the RD Project.

“Federal Blenders Tax Credit” or “FBTC” means the tax credit available for blending volumes of ULSD with renewable diesel. Currently the FBTC has a value of $1.00 for every gallon of renewable diesel blended into ULSD, except to the extent that, for federal income tax purposes, the FBTC is includible in income or results in the disallowance of an otherwise allowable deduction, in which case the FBTC value shall be reduced by the Tax cost of such inclusion or disallowance.

“First Delivery Volume” has the meaning set forth in Section 4.1(c).

“Force Majeure” means any event or occurrence that prevents, in whole or in part, the performance by a claiming Party, and that is (a) beyond the reasonable control of the claiming Party despite the exercise of Reasonable Efforts and (b) such Party could not and cannot remedy, avoid or overcome by the exercise of reasonable due diligence. Provided the criterion in the preceding sentence are satisfied, a Force Majeure event may include strikes, lockouts or other industrial disturbances, wars, sabotage, terrorism, blockades, insurrections or acts of the public enemy; epidemics, landslides, lightning, earthquakes, tornadoes, interruption of utility services, fires, explosions, storms, floods, washouts or other acts of God; arrests or restraints of governments and people; riots or civil disturbances, failures, disruptions, breakdowns or accidents to machinery, facilities or lines of pipe (whether owned, leased or rented), except if caused by the negligence of a party, freezing of lines; embargoes, priorities, expropriation or condemnation by government or governmental authorities; interference by civil or military authorities. If a Party is prevented from performing under this Master Agreement due to the failure of a third party, such failure to perform shall only be excused hereunder if the third party is prevented by an event that would constitute an event of Force Majeure as defined above. An event of Force Majeure does not include, without limitation, any delay, event, or circumstance which could have been avoided through the exercise of Reasonable Efforts, including through ordinary care or proper planning by the impacted Party. Neither Party shall be compelled to resolve any strikes, lockouts, or other industrial disputes other than as it shall determine to be in its best interests. The inability of Idemitsu’s customers to receive Product shall not be an event of Force Majeure, except where such failure is caused by an event that would be an event of Force Majeure hereunder.

Exhibit A-3

“Governmental Authority” means any federal, state, regional, local or municipal governmental body, agency, instrumentality, authority or entity established or controlled by a government or subdivision thereof, including any legislative, administrative or judicial body, or any person purporting to act therefore.

“Guarantor” means Idemitsu Kosan Co., LTD.

“Guaranty Agreement” means a Guaranty Agreement in the form of Exhibit B.

“Indemnified Party” has the meaning set forth in Section 15.2.

“Indemnifying Party” has the meaning set forth in Section 15.2.

“Indemnity Claim” means a claim for defense, indemnification and/or hold harmless under this Master Agreement.

“Independent Inspector” means an independent third party inspection company that is generally recognized in the petroleum industry as experienced in measuring the quantity and quality of petroleum products. Unless specifically provided otherwise in this Master Agreement, the Parties shall mutually appoint the Independent Inspector and the costs thereof shall be shared equally.

“LCFS” means the low carbon fuel standard rule enacted by the California Air Resources Board to reduce carbon intensity in transportation fuels as compared to conventional petroleum fuels set forth in the California Code of Regulations at Title 17, Division 3, Chapter 1, Subchapter 10, Article 4, §§ 95480 – 95503, as amended from time to time, and any analogous program enacted by any other Governmental Authority [that require or incentivize reductions in carbon intensity of fuels, including but not limited to programs in Oregon, Washington and British Columbia, or that may be enacted in the future.]

“LCFS Credits” means credits generated or to be generated on the Product under an LCFS as well as the rights to generate, transfer and use all such credits.

“Liabilities” means any losses, claims, charges, damages, deficiencies, assessments, interests, penalties, costs and expenses of any kind (including reasonable attorneys’ fees and other fees, court costs and other disbursements related to any litigation or arbitration), directly or indirectly arising out of or related to any suit, proceeding, judgment, settlement or judicial or administrative order, including any Liabilities with respect to Environmental Laws.

Exhibit A-4

“Lien” means any lien, pledge, claim, charge, mortgage, security interest or other encumbrance of any third Person of any nature whatsoever.

“Master Agreement” or “Agreement” means this Master Offtake Agreement, as may be amended, modified, supplemented, extended, renewed or restated from time to time in accordance with the terms hereof, including any Exhibits and Schedules attached hereto.

“MMBtu” means one million British thermal units, which is equivalent to one dekatherm.

“Non-Conforming Product” means Product that does not conform to the Specifications.

“Obligations” has the meaning set forth in Section 1.3.

“Party” or “Parties” has the meaning set forth in the preamble of this Master Agreement.

“Performing Party” has the meaning set forth in Section 14.2.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization, joint stock company or any other private entity or organization, Governmental Authority, court or any other legal entity, whether acting in an individual, fiduciary or other capacity.

“Phase 1” means the first stage of conversion of the hydrocracker unit to renewable diesel production.

“Phase 1 Committed Volume” has the meaning set forth in Section 4.1(c).

“Phase 2” means the second stage of the conversion of the hydrocracker conversion which will be complete after the new hydrogen plant is operating at ratable hydrogen supply.

“Phase 2 Committed Volume” has the meaning set forth in Section 4.1(c).

“Prime Rate” means the lesser of (i) the prime rate of interest published under “Money Rates” quoted on the due date (or closest date to the due date if not quoted on the due date) by the Wall Street Journal per year from the due date until the date of payment, and (ii) the highest rate permissible under Applicable Law.

“Product” means 100% renewable diesel (or RD100) meeting the specifications in Schedule 1 of this Master Agreement.

“Product Transfer Document” has the meaning under the RFS2 and LCFS.

“Provisional Invoice” has the meaning set forth in Section 13.1(a).

Exhibit A-5

“Provisional Invoice Price” has the meaning set forth in Section 13.1(b).

“Purchase Price” has the meaning set forth in Section 13.1(c).

“QAP” has the meaning under the RFS2.

“Qualified Replacement RIN” means a valid RIN of the same D-Code (as that term is defined in RFS2 Program) as that specified in this Master Agreement and generated either in the same year specified in relevant Product Transfer Document, or if RINs generated in that year are not reasonably available in the market or have expired, the then current compliance year.1

“RD Project” has the meaning set forth in the Recitals.

“Reasonable Efforts” means with respect to a Party, the level and nature of diligence, good faith and fair dealing in fulfilling such Party’s Obligations, and the level and nature of efforts with which such Party generally performs on its own behalf in managing or providing services to its other business or operations; provided that, such efforts shall not be less than prevailing industry standards and compliance with Applicable Law.

“Regulatory Credits” means any and all current and future rights, credits, benefits, air quality credits, renewable fuel credits, renewable energy credits, emission reductions, offsets and allowances, howsoever referred to, associated with the environmental benefits of the production, generation, transportation, use of Product, the displacement of fossil-based fuel for any use, the reduction of air pollutants or the avoidance of the emission of any gas, chemical or other substance, including without limitation any similar environmental benefits, whether arising out of international, federal, state or local laws or regulations including without limitation all LCFS Credits and RINs generated or to be generated on the Product and the rights to generate, transfer and use all LCFS Credits and RINs on the Product.

“Representative” has the meaning set forth in Section 18.1.

“RFS2” means the federal renewable fuel standard established under the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007 and implementing regulations, including without limitation, 40 C.F.R. Part 80, Subpart M, as amended, restated or supplemented from time to time.

“RIN” has the meaning under the RFS2.

Exhibit A-6

“Scheduled Maintenance” means any scheduled maintenance, turnaround, repair, refurbishment or testing at the Refinery that impacts the ability of the Refinery to produce Product; provided that, Vertex gives Idemitsu at least two (2) months’ written notice of any Scheduled Maintenance, including any changes to previously scheduled maintenance. Scheduled Maintenance shall not include any emergency maintenance. In the event of a scheduled shutdown of the Refinery, Vertex shall, to the extent feasible, complete the Production of Product to be delivered to Idemitsu at that time.

“Shipping Documents” has the meaning set forth in Section 13.1(a).

“Specifications” means the Product Specifications attached hereto as Schedule 1.

“Storage Agreement” has the meaning set forth in Section 2.1(b).

“Supply Shortfall Volume” has the meaning set forth in Section 4.1(f).

“Take or Pay Obligation” has the meaning set forth in Section 4.1(e).

“Taxes” means any and all foreign, federal, state and local taxes (other than taxes on income), duties, fees and charges of every description, including all gross receipts, environmental, spill, ad valorem, sales and use, occupation, transfer, real property, recording, gains, stamp and documentary, windfall profits, franchise, license, excise, payroll, social security, withholding, service and service use taxes, and similar levies and fees, including for any Tax, any interest, penalties or additions to tax attributable to any such Tax, including penalties for the failure to file any tax return or report.

“Termination Payment” has the meaning set forth in Section 2.2.

“Third Party Claim” has the meaning set forth in Section 15.2.

“Transfer Date” has the meaning set forth in Section 5.3.

“True-Up Invoice” has the meaning set forth in Section 13.1(c).

“Vehicle Fuel” has the same meaning as the term “transportation fuel” pursuant to RFS2 and that qualifies for valid generation of RINs under RFS2 and valid generation of LCFS Credits under the LCFS.

Exhibit A-7

EXHIBIT B

FORM OF PARENT GUARANTY

SCHEDULE 1

SPECIFICATIONS2

RENEWABLE DIESEL PRODUCT SPECIFICATIONS

The Product shall meet the following specifications for renewable diesel at the time of delivery at the Delivery Point:

•	Be derived from one hundred (100) percent renewable biomass meeting the definition of renewable biomass and no portion shall be derived from non-renewable feedstock, including petroleum products;

•	Be eligible to generate a valid RIN with a D Code of 4 under RFS2; and

•	All requirements under Applicable Law governing the production and composition of renewable diesel sold and used as Vehicle Fuel, including those imposed by CARB, the US Environmental Protection Agency and under the LCFS and RFS2.

CARB DIESEL SPECIFICATION

The Product shall also meet the following specifications for CARB Diesel at the time of delivery at the Delivery Point:

•	California CARB Diesel Specification and ASTM D975 with cloud point maximum of -4°C Summer (April 1 - September 30) & -10°C Winter (October 1 – March 31) as outlined below. Should the CARB/ASTM D975 diesel specifications change from those outlined during the Term, the Product shall meet the updated version of the specifications.

Property APPEARANCE	Value	Test Method
Color, ASTM, rating	MAX 2.5	D-1500
Color, Visual, rating	UnDyed	Visual
Haze Rating @ 25°C (77°F)	MAX 2	D-4176

2 Note from Vertex: To be reviewed by Vertex’s technical expert

Schedule 1 – Page 1

COMPOSITION PROPERTIES

Sulfur, ppm Alternate: D-7039	MAX 15	D-5453
Aromatics, %vol (3)	MAX 10 - See Note	D-5186
Copper Corrosion, 3 hours @ 50°C (122°F), rating	MAX 1	D-0130
VOLATILITY
API Gravity @ 15.6°C (60°F)	MIN 30	D-1298/D-4052
Flash Point, PMCC, °C (°F) Distillation	MIN 52 (125)	D-0093
Distillation, 50% recovered, °C (°F)	Report	D-0086
Distillation, 90% recovered, °C (°F)	282 (540) - 338 (640)	D-0086

OR Simulated Distillation		D-2887
Distillation, 50% recovered, °C (°F)	Report	D-2887
Distillation, 90% recovered, °C (°F)	300(572) - 356(673)	D-2887

FLUIDITY

Cloud Point (4)

Alternate: ASTM D-5771, D-5772, and D-5773
Cloud Point, Summer °C (°F)	MAX -4 (25)	D-2500
Cloud Point, Winter °C (°F)	MAX -7 (20)	D-2500

Pour Point (5)

Viscosity, @ 40°C (104°F), cSt	1.9 - 4.1	D-0445

LUBRICITY

Lubricity, HFRR @ 60°C, micron	MAX 520	D-6079 (6)

Schedule 1 – Page 2

COMBUSTION PROPERTIES

Cetane Index, OR	MIN 40.	D-4737
Cetane Number	MIN 40.	D-0613

CONTAMINANTS

Carbon Residue, RAMS (10% btms), %wt MAX 0.35 D-0524 Sediment and Water, by centrifuge, %vol

MAX 0.05 D-2709

Ash, %wt	MAX 0.01	D-0482

STABILITY

Millipore Filter Solids, (Aging) mg/100ml OR	MAX 2.0	D-2274
Percent Reflectance, 149°C (300°F) Filter Pad Rating	MIN 70	D-6468

CONDUCTIVITY ......... SEE NOTE (7)

Conductivity at Truck Rack Delivery, pS/m MIN 50 D-2624

ADDITIVES ..........SEE NOTE (8)

Notes:

1.	This product shall conform to ASTM specifications at D-975, Grade Low Sulfur No. 2-D Diesel Fuel Oil. This product shall meet the California Air Resources Board requirements for vehicular diesel fuel and for the CARB Urban Bus Rule effective 2002. This product shall meet the US EPA requirements for use as on-highway vehicle fuel. This product shall also meet the requirements for operation of exhaust after-treatment devices for emissions reductions.

2.	The following test methods and specifications must be met to ensure product passes the CARB Designated Equivalent Limits (DEL):

API Gravity ASTM - D287 Min 36.9

Aromatics ASTM - D5186 Max 21.0% vol

Polycyclic Aromatics Hydrocarbons ASTM - D5186 Max 3.5% vol

Sulfur * ASTM - D5453 or D7039 Max 15 ppmw

Cetane Number ASTM - D613 Min 53.0

Schedule 1 – Page 3

Nitrogen ASTM - D4629 Max 350 ppmw

The fuel may meet other specifications as approved by the California Air Resources Board for diesel fuel formulations resulting in equivalent emissions reductions. One such specification which has been used is Executive Order G-714-035 which has a confidential formulation and specifications.

3.	The fuel may meet other aromatic limits as specified in Title 13, California Code of Regulations, Section 2282. One option available under this regulation is a designated alternative aromatic hydrocarbon limit (DAL) which allows a diesel aromatic credit bank, with an overall average that does not exceed 10%.

A change in aromatic concentration due to operational changes is acceptable as long as the difference between the previous aromatics concentration and the new aromatics concentration is not greater than 10% volume on an absolute basis (e.g. normal aromatics concentration running at 15 vol% and the new aromatics level is not less than 5 vol%, nor greater than 25 vol%). Changes in the absolute concentration in aromatics by more than 10 vol% may cause gasket/o-ring seal leakage in some older vehicle fuels systems. This issue is not anticipated in vehicles with new or replacement seals made after 1993.

4.	Summer - April 1st thru September 30th Winter - October 1st thru March 31st

5.	No pour point spec on CARB Diesel as it is not being certified to meet a heating oil specification and Kinder Morgan has no pour point spec.

6.	Lubricity is an end user specification. The base fuel may meet the specification or a lubricity improver may be used to meet the specification.

7.	Bulk deliveries from a refinery shall conform to the receiving terminal, customer, or common carrier pipeline requirements.

8.	Diesel fuel additives must have prior approval from CARB and the US EPA; alternatively, the additives shall require emission testing compliance before use. Use of additives must be monitored and reported routinely to US EPA.

Schedule 1 – Page 4

SCHEDULE 2

PURCHASE PRICE

Idemitsu shall pay to Vertex a per gallon Purchase Price for Product and Regulatory Credits delivered to and accepted by Idemitsu under the Master Agreement in an amount equal to = [***]

Where:

“CME ULSD” means the per gallon monthly average of the daily prompt CME ULSD Futures (HO) settlement for each day during the month in which delivery occurred.

“LCFS Credits” means the number of LCFS that may be generated on the Product delivered to and accepted by Idemitsu as determined by the product of [***] and difference between the LCFS Carbon Intensity Benchmark and Carbon Intensity of the Product.3

“LCFS Carbon Intensity Benchmark” means the average carbon intensity standard for diesel fuel and diesel substitutes used in California in gCO2e/MJ for the year in which Idemitsu delivers Product to the California Vehicle Fuel Market as set forth in Table 2 of the LCFS, as may be amended from time to time.

“Carbon Intensity of the Product” means the carbon intensity for the Product as approved by CARB.

“LCFS Credit Value” means the monthly average of the LCFS Credit prices for the month in which Idemitsu delivers Product to the California Vehicle Fuel Market as listed in the “Mean California Low Carbon Fuel Standard Carbon Credit” price published by the Oil Price Information Service.

“Logistics Cost” means the actual cost per gallon incurred by Idemitsu to transport and deliver Product and Regulatory Credits to the California Vehicle Fuel Market as evidenced by Shipping Documents provided by Idemitsu to Vertex. For purpose of the Provisional Invoice, this amount shall be [***] of Product delivered and accepted by Idemitsu, which shall be adjusted for actual costs in a True-Up Invoice.

“RIN Credit Value” means the value of the RINs verified pursuant to a QAP that are delivered to Idemitsu as determined by product of the number of QAP RINs delivered to and accepted by Idemitsu and the monthly average D4 RIN price as published by the Oil Price Information Service for biomass-based diesel RINs in the vintage of the RINs delivered to Idemitsu.

“FBTC Value” means the amount that Idemitsu may claim under the FBTC on Product delivered to Idemitsu and subsequently blended with ULSD, up to [***] of Product. If the FBTC is expired or lapsed or repealed for the year, this amount shall be zero.

Schedule 2 – Page 1

SCHEDULE 3

INSURANCE

Per Section 17. of this Master Agreement, each Party shall procure and maintain in full force and effect throughout the Term of the Master Agreement, no less than the insurance coverages in the types and amounts specified below and with insurance companies rated not less than A-, VII by A.M. Best, or otherwise reasonably satisfactory to the other Party.

(a)	Statutory Workers’ Compensation insurance as required by State and/or Federal laws and Employers’ Liability, including but not limited to Maritime Liabilities, USL&HW, Jones Act, Death on the High Seas Act, etc.

(b)	Commercial General Liability insurance including contractual liability, sudden & accidental pollution, products liability and completed operations coverage, with limit of not less than $1,000,000 per occurrence.

(c)	Commercial Auto Liability insurance covering owned, non-owned and hired vehicles, used by it or its subcontractors or agents in connection with this Agreement, with limit as required by law but not less than $1,000,000 per occurrence.

(d)	Excess/Umbrella Liability insurance providing limits of not less than $25 Million per occurrence with coverage terms equivalent to those provided by the underlying insurance policies identified as (a) Employer Liability only, (b) Commercial General Liability and (c) Commercial Auto Liability above

(e)	Protection and Indemnity insurance for vessels, if any, used by it, with limits of not less than $150,000,000 per occurrence.

(f)	Hull and Machinery Insurance for each vessel, if any, used by it, with limits of not less than the value of the applicable vessel.

Schedule 3 - Page 1